82-35029

26 August 2009

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
HALF-YEAR RESULTS FOR PERIOD ENDED 30 JUNE 2009

Please find attached media release, results presentation and Appendix 4D in relation to the Westfield Group's half-year results for the six months ended 30 June 2009.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

9/15

Westfield

26 August 2009

WESTFIELD GROUP REPORTS HALF YEAR OPERATIONAL EARNINGS UP 12.1% AND CONFIRMS FULL YEAR FORECAST

MEDIA RELEASE

The Westfield Group (ASX:WDC) today announced its half year results to 30 June 2009, with Operational EBIT of $1.446 billion, up 18.1% on the prior year or 6.3% on a constant currency basis. Operational earnings were $1.040 billion, up 12.1% on the prior period and 8.3% on a constant currency basis.

Operational earnings per security were 47.41 cents, 0.9% lower than the prior corresponding period (4.2% lower on a constant currency basis), as a result of the increased number of securities on issue. This is consistent with the Group's full year forecast.

The amount available for distribution for the six months was $1.057 billion (48.16 cents per security) of which $1.031 billion will be distributed, representing 47.00 cents per security.

The Group's statutory result for the half year, under IFRS, was $(708) million and included non-cash mark to market gains on financial instruments of $932 million and asset revaluations of $(2.9) billion, the latter principally due to an increase in capitalisation rates.

Westfield Group Managing Directors, Peter Lowy and Steven Lowy, said: "The Group continued to deliver solid underlying earnings for the half year. The Australian portfolio is performing above our expectations while conditions are stabilising, albeit at lower levels, in the more challenging environments in the United States, the United Kingdom and New Zealand."

Capital Management

The Group is pleased to announce that it has extended US$1.4 billion of its Global Syndicated Facility that was due to mature in January 2011, to now mature in August 2012.

"There has also been a significant shift in the capital markets in recent months with an improvement in both the availability and cost of new capital. This has enabled the Group to raise approximately $3.3 billion of equity and $3.0 billion of debt since the start of the year. Consequently, the Group's balance sheet is in a strong position with gearing of 34.8% and current available liquidity of $7.5 billion", Peter Lowy said.

Against this background, the Board has decided to review the distribution payout level and consequently set the level to 70% - 75% of Operational earnings and associated income hedging.

The first distribution that will feature this new payout level will be the August 2010 distribution. The August 2009 and February 2010 distributions will continue to reflect the current payout ratio of up to 100% of Operational earnings and associated income hedging.

Having regard to the operating environment and the Group's capital management strategy, the Group does not expect to commence any new major developments until after June 2010.

"The retained earnings together with the Group's strong balance sheet and the reduction in future capital expenditure on developments, further enhances the Group's financial position and earnings growth profile going forward.

"The change in the distribution payout level will enable the Group to retain approximately $500 million a year. This will be deployed in the Group's future investment activities including strategic developments, which have target long term investment returns of between 12% - 15% and any acquisition opportunities that may arise", Peter Lowy said.

Operating Performance

For the half year, comparable shopping centre net operating income for the portfolio grew by 3.0%, with the Australian and New Zealand portfolio growing by 6.2% and in the United States and the United Kingdom portfolios declining by 0.6% and 4.1%, respectively.

Portfolio occupancy at 30 June 2009 was 96.2%, up 0.2% from the March 2009 quarter. Importantly this was driven by a 30 basis point improvement in the US portfolio to 90.4% leased, a 70 basis point improvement in our UK portfolio to 97.3% and a continuation of strong occupancy in the Australian and New Zealand portfolios at in excess of 99.5% leased.

For the six months to 30 June 2009, comparable specialty retail sales for the Group's centres in Australia grew by 5.1%; in New Zealand down by 0.2% and the United States declined by 6.2%. In the United Kingdom, industry statistics show retail sales in London grew by 4.8% and were up 0.5% nationally.

There are currently five projects under construction at a forecast investment by the Group of $4.2 billion, principally the Sydney City project and Stratford in London. To date $1.9 billion has been spent on these projects with the balance of $2.3 billion to be incurred over the next three years.

"Our development activity remains concentrated in the Sydney CBD and Stratford, the gateway to the London 2012 Olympics. These two projects are of the highest quality and are expected to create significant long term value.

Redevelopment remains a major component of our long term value creation activity and we will continue to invest in the predevelopment of our high quality opportunities in order to be in a position to commence these projects when conditions are appropriate", Steven Lowy said.

2009 Forecast

The Group's high quality portfolio of 119 shopping centres across Australia, the United States, the United Kingdom and New Zealand is well positioned in the current economic environment and benefits from the substantial investment in the portfolio through the redevelopment activity over recent years.

This is underpinned by a strong balance sheet, high occupancy levels and long term leases based on minimum contracted rents generating stable cash flows that have proven to be resilient through economic cycles.

Assuming no material change in economic conditions or currency exchange rates, guidance for 2009 remains unchanged with Operational earnings and distribution forecast to be in the range of 94 cents to 97 cents per security.

ENDS

MEDIA RELEASE

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing approximately 4,000 staff worldwide. It has investment interests in 119 shopping centres across Australia, the United States, the United Kingdom and New Zealand, encompassing in excess of 23,000 retail outlets. With a total value of assets under management in excess of A$62 billion, the Westfield Group is the largest retail property group in the world by equity market capitalisation.

This release contains forward-looking statements, including statements regarding future earnings and distributions. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. You should not place undue reliance on these forward-looking statements. These forward-looking statements are based on information available to us as of the date of this presentation. Except as required by law or regulation (including the ASX Listing Rules) we undertake no obligation to update these forward-looking statements

Westfield

Westfield Group

Half Year Result 30 June 2009

26 August 2009

Westfield

Disclaimer

This release contains forward-looking statements, including statements regarding future earnings and distributions. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. You should not place undue reliance on these forward-looking statements. These forward-looking statements are based on information available to us as of the date of this presentation. Except as required by law or regulation (including the ASX Listing Rules) we undertake no obligation to update these forward-looking statements

Note: All figures within this presentation are presented in Australian dollars unless otherwise stated

Westfield

2009 Half Year Result – Overview

- Operational earnings:
  - EBIT of $1,446 million – up 18.1%, up 6.3% on a constant currency basis
  - Net Earnings of $1,040 million – up 12.1%, up 8.3% on a constant currency basis
  - Net Earnings of 47.41 cents per security – down 0.9%, down 4.2% on a constant currency basis
- Distribution of 47.0 cents per security
- AIFRS result of $(708) million – including non cash mark to market of financial instruments of $0.9 billion and asset revaluations of $(2.9) billion
- Stronger than expected performance in the Australian business with conditions stabilising in the United States, United Kingdom and New Zealand
- Active capital management in improving global debt and equity markets
  - Raised $6.3 billion since the start of the year from:
    - Equity issuances: $3.3 billion
    - New and extended financing facilities: $3.0 billion
  - Gearing of 34.8% and available liquidity of $7.5 billion
- From 2010, the distribution payout level will be 70% to 75% of Operational earnings and associated income hedging
  - The first distribution to feature this payout level will be August 2010
- 2009 Full Year Operational earnings and distribution guidance of 94 to 97 cents per security maintained

Westfield

Portfolio Summary as at 30 June 2009

	United States	Australia	United Kingdom	New Zealand	Total
Centres	55	44	8	12	119
Retail Outlets	8,889	11,743	1,256	1,716	23,604
GLA (million sqm)	5.9	3.6	0.6	0.4	10.5
Westfield Asset Value (billion)[1]	US$15.3	$21.2	£2.5	NZ$3.1	$47.6
Assets Under Management (billion)[2]	US$17.4	$29.1	£4.6	NZ$3.1	$62.3

Gross Lettable Area


UK
6%
Australia
34%
US
56%
NZ
4%

Assets Under Management


UK
15%
Australia
47%
US
34%
NZ
4%

Net Operating Income
(WDC share)


UK
5%
Australia
43%
US
45%
NZ
7%

[1] WDC share of shopping centre assets including work in progress and assets held for redevelopment
[2] WDC and joint venture share of shopping centre assets including work in progress and assets held for redevelopment
Note: Exchange rates as at 30 June 2009 were AUD/USD 0.8135, AUD/GBP 0.4905, AUD/NZD 1.2470

Westfield

Shopping Centre Operating Performance

	Portfolio Leased[1]	Specialty Occupancy Cost[1]	Specialty Retail Sales[1]	Lease Deals Completed[2] (Number/Area)	Retail Sales % Change[2]	Average Specialty Store Rent		Comparable NOI Growth[2]
						Amount[1]	Growth[3]	
Australia & New Zealand	> 99.5%	17.4%	$9,801 psm NZ$7,672 psm	1,496 184,702 sqm	Aus: 5.1%[4] NZ: (0.2)%[4]	$1,361 psm NZ$1,063 psm	5.6%	6.2%
United States	90.4%[5]	16.8%	US$410 psf	614 1,219,550 sqf	(6.2)%[6]	US$46.33 psf	2.6%	(0.6)%
United Kingdom	97.3%	n/a	n/a	81 22,079 sqm	0.5%[7]	£ 636[8] psm	(4.7)%[8]	(4.1) %[8]
Group	96.2%			2,191 320,081 sqm				3.0%

[1] *As at 30 June 2009*
[2] *6 months to 30 June 2009*
[3] *30 June 2009 compared to 30 June 2008*
[4] *Comparable Specialty store sales*
[5] *Excludes temporary leasing of in-line space representing an additional 4.4% of area*
[6] *On a per square foot basis. Trailing 6 month sales of US$410 per sqf compared to US$437 per sqf at 31 December 2008*
[7] *British Retail Consortium-KPMG retail sales report (on a comparable basis). Total London sales: 4.8% (on a comparable basis)*
[8] *Excludes Westfield London*

Westfield

Global Development Activity

- 5 major projects currently under construction with an estimated total cost of $4.3 billion (WDC share $4.2 billion)
- $1.9 billion has been incurred to date with $2.3 billion remaining to complete (WDC share)

	No. of Projects	Estimated WDC Cost	Target Weighted Average Yield[1]
United States	3	US$325 m	7.7 – 8.1%
Australia – Sydney City	1	$860 m	8.0 – 8.5%
United Kingdom – Stratford, London	1	£1,450 m	7.0 – 7.5%
Total	**5**	**$4.2 bn**	

- Completed 2 redevelopment projects at Riccarton (New Zealand) and Santa Anita (United States)

[1] *Stabilised income/Westfield Group cost*

Westfield

Strategic Development Opportunities

- Pre-development activity continues on our high quality assets in order to be in a position to commence new projects when conditions are appropriate

United States	Australia & New Zealand	United Kingdom
Century City (California)	Belconnen (ACT)	Bradford
Garden State Plaza (New Jersey)	Carindale (QLD)	Nottingham
Montgomery (Maryland)	Fountain Gate (VIC)	
UTC (California)	Macquarie (NSW)	
Valley Fair (California)	Marion (SA)	
West Valley (California)	Miranda (NSW)	
	Mt Gravatt (QLD)	
	Newmarket (NZ)	

- No new major projects to commence in the next 12 months

Westfield

Operational Earnings[1]

$ million	Jun 2009 Actual	Jun 2008 Actual	% Change	% Change (constant currency[2])
Property revenue	1,998	1,696		
Project and management income	71	75		
Total income	2,069	1,771	16.8%	4.0%
Expenses	(623)	(547)		
EBIT	**1,446**	**1,224**	**18.1%**	**6.3%**
Net interest expense	(334)	(233)		
Minority interests	(72)[3]	(63)		
Net Operational earnings	**1,040**	**928**	**12.1%**	**8.3%**
Operational earnings per security (cents)	47.41	47.82	(0.9)%	(4.2)%
Weighted average number of securities	*2,194.0*	*1,940.7*		

[1] *The operational earnings have been prepared on a proportional basis. The net contribution from equity accounted properties of $132m ($136m Jun 08 constant currency and $124m Jun 08 actual) has been allocated to income and expenses*
[2] *Based on the prior period profit and loss statement retranslated at the current period exchange rates. The average exchange rates are AUD/USD 0.7126 (30/06/08 0.9257); AUD/GBP 0.4770 (30/06/08 0.4688); AUD/NZD 1.2526 (30/06/08 1.1826)*
[3] *Carindale Property Trust: $5m, Property Linked Notes: $38m and convertible preference securities: $29m*

Westfield

Income Statement by Business Segment[1]

$ million	6 months to 30 June 2009 Operational	Development	Corporate	Total
Property revenue	1,998	27	-	2,025
Project and management income	71	-	-	71
Net capital profits	-	-	70	70
Total income	2,069	27	70	2,166
Expenses	(623)	(77)	(19)	(719)
Currency derivatives	-	-	76	76
EBIT	**1,446**	**(50)**	**127**	**1,523**
Net interest expense	(334)	(75)	14	(395)
Mark to market of interest rate derivatives	-	-	884	884
Property revaluations	-	(343)	(2,569)	(2,912)
Tax expense	-	-	(45)	(45)
Deferred tax benefit and tax on capital transactions	-	-	265	265
Minority interests	(72)[2]	-	44[3]	(28)
Total Segment Earnings	**1,040**	**(468)**	**(1,280)**	**(708)**

[1] *The income statement has been prepared on a proportional basis. The net contribution from equity accounted properties of $(319)m has been allocated to income and expenses. Property revaluations of $(2,912)m includes equity accounted property revaluations of $(446)m*
[2] *Carindale Property Trust: $5m, Property Linked Notes: $38m and convertible preference securities: $29m*
[3] *Mark to market gains of $30m for Property Linked Notes and $12m relating to convertible preference securities and the revaluation of $2m for Carindale Property Trust*

Westfield

AIFRS Income Statement

$ million	6 months to Jun 2009	12 months to Dec 2008	6 months to Jun 2008
Property revenue	1,785	3,213	1,503
Contribution from equity accounted investments[1]	(319)	(510)	29
Project and management income	71	191	75
Net capital profits	70	73	63
Total Income	**1,607**	**2,967**	**1,670**
Total expenses	(637)	(1,173)	(560)
Currency derivatives	76	(240)	8
EBIT	**1,046**	**1,554**	**1,118**
Property revaluations	(2,466)	(2,610)	345
Financing costs	(358)	(660)	(271)
Mark to market of derivatives, preference shares, Property Linked Notes and minority interests treated as debt	853	(1,009)	143
Profit before tax	**(925)**	**(2,725)**	**1,335**
Tax expense	(45)	(89)	(30)
Deferred tax expense and tax on capital transactions	265	631	(10)
Minority interests	(3)	(14)	(10)
Profit after tax	**(708)**	**(2,197)**	**1,285**

[1] *Includes equity accounted property revaluations of $(446)m (31/12/08 $(730)m and 30/06/08 $(97)m)*

82-35029

Westfield

Distribution Statement

	6 months to 30 June 2009	
	$m	**Cents per Security**
Operational Earnings	1,040	47.41c
Income Hedging	17	0.75c
Available for Distribution	1,057	48.16c
Amount Retained	(26)	(1.16)c
Distribution	**1,031**	**47.00c**

Westfield

Property Investments

- Change in value of gross property investments

	$ billion
Gross property investments as at 31 December 2008	53.4
Revaluations	(2.9)
Disposals	(0.2)
Capital expenditure	0.9
Exchange rate impact	(3.6)
Gross property investments as at 30 June 2009	**47.6**

- Capitalisation rates for each region:

	30 Jun '09		31 Dec '08	
	Range	Weighted Avg	Range	Weighted Avg
Australia	5.3 – 8.3%	6.0%	5.0 – 7.8%	5.8%
New Zealand	6.8 – 8.9%	7.4%	6.4 – 8.3%	7.0%
United Kingdom	5.5 – 8.0%	5.9%	5.3 – 7.6%	5.7%
United States	6.0 – 10.0%	6.8%	5.6 – 10.0%	6.5%

82-35029

Westfield

Balance Sheet[1]

$ million	30 Jun '09	31 Dec '08
Cash	247	409
Property investments		
- Shopping centres	44,092	49,877
- Work in progress	2,161	1,872
- Assets held for redevelopment	1,362	1,655
Other assets	2,920	3,860
Total assets	**50,782**	**57,673**
Interest bearing liabilities	17,840	22,501
Finance lease liabilities	94	95
Deferred tax	1,986	2,606
Other liabilities	4,106	5,853
Total liabilities[2]	**24,026**	**31,055**
Net Assets	**26,756**	**26,618**

[1] *The balance sheet has been prepared on a proportional basis. The net investment in equity accounted entities of $4,043m (31/12/08 $4,891m) has been allocated to individual assets and liabilities*

[2] *Excludes $1,727m (31/12/08 $1,856m) of convertible preference securities & Property Linked Note liabilities that the Westfield Group considers as equity given their economic characteristics and minority equity interests in Carindale Property Trust of $194m (31/12/08 $196m)*

Westfield

Financial Position

- Strong investment grade credit rating:
  - A- from S&P
  - A2 from Moody's
- Continued access to debt markets - $3.0 billion raised since January 2009:
  - US$1.4 billion Tranche A Global Syndicated Facility extended to 2012
  - US$700m 144A 5 year bond issue
  - US$250m extension of secured mortgages
  - A$155m extension of bilateral facilities
- Current liquidity of $7.5 billion supported by committed bank facilities
- Weighted average debt maturity of over 4 years
- Profile of interest rate and foreign currency hedging at 30 June 2009:
  - Average term of fixed rate debt and interest rate hedging is 7.0 years
  - Percentage of fixed rate debt is 96% for the next two years
  - Offshore income: 5 year hedging policy
- Common borrowing structure – all unsecured, unsubordinated lenders rank pari passu irrespective of the jurisdiction of the borrower

Westfield

Facility Maturity Profile[1]

Liquidity Summary

	$ billion
Total Committed Financing Facilities	25.1
Amounts Drawn	(17.8)
Undrawn Financing Facilities	7.3
Cash	0.2
Total Liquidity	**7.5**


$ billion
6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.8
0.3
3.4
3.5
5.1
4.4
2.9
0.1
1.4
1.7
1.5
H2 2009
H1 2010
H2 2010
2011
2012
2013
2014
2015
2016
2017
2018
Bonds
Mortgages
Bank
Undrawn Facilities

[1] *Pro forma includes the extension of Tranche A of the Global Syndicated Facility to 2012*

Westfield

Key Financial Ratios

	Covenant	30 Jun '09
Leverage: *Net debt / net assets*	<65%	34.8%
Secured Debt: *Secured debt / total assets*	<45%	9.4%
Interest Coverage: *EBITDA / Interest*	>1.5 times	2.5 times
Unencumbered Leverage: *Unencumbered assets / unsecured debt*	>125%	280%

Westfield

Westfield Group

Half Year Result 30 June 2009

APPENDICES

Westfield

Appendices

Westfield

Retail Sales – Australia and New Zealand

Period to 30 June 2009

Australia	MAT	MAT Growth	Comparable Change		
			12 months	6 months	3 months
Majors			1.7%	1.3%	3.1%
Specialties			4.8%	5.1%	5.1%
Total	$21.2 bn	6.6%	2.9%	2.6%	3.3%
New Zealand					
Specialties			(1.5)%	(0.2)%	0.9%
Total	NZ$ 2.1 bn	3.3%	0.1%	1.1%	1.8%

Westfield

Comparable Change in Retail Sales by Category – Australia

	Period to 30 June 2009		
	12 months	6 months	3 months
Department Stores	(2.8)%	0.1%	3.3%
Discount Department Stores	2.2%	(0.7)%	3.1%
Supermarkets	4.8%	3.2%	3.1%
Cinemas	9.9%	9.9%	13.3%
Fashion	3.9%	5.2%	5.4%
Food Catering	5.5%	5.4%	5.3%
Food Retail	4.7%	4.3%	6.1%
Footwear	8.9%	11.0%	10.9%
General Retail	3.2%	4.8%	5.7%
Homewares	(1.3)%	(4.3)%	(6.5)%
Jewellery	6.1%	8.1%	5.2%
Leisure	9.1%	8.6%	9.1%
Retail Services	7.3%	7.9%	8.2%
Specialties	**4.8%**	**5.1%**	**5.1%**
TOTAL	**2.9%**	**2.6%**	**3.3%**

Westfield

Specialty Retail Sales – United States

	MAT	Period to: Sep 08	Dec 08	Mar 09	Jun 09
12 month sales – $US	6.4 bn	456[1]	437[1]	423[1]	410[1]
% change on prior quarter		(0.9)%	(4.2)%	(3.2)%	(3.1)%
% change on prior year			(6.8)%	(8.4)%	(10.8)%

[1] *Per square foot*

Westfield

Change in Retail Sales by Category – United States

12 months sales per square foot (MAT) to 30 June 2009

	Change on prior year	Change on prior quarter
Fashion	(12.1)%	(3.5)%
Jewellery	(13.3)%	(3.4)%
Leisure	(11.5)%	(2.8)%
Food retail	(3.9)%	(1.2)%
General retail	(7.9)%	(1.9)%
Cinemas	0.7%	0.0%

Westfield

Retail Sales – United Kingdom[1]

Period to 30 June 2009

	12 months	6 months	3 months
National[2]	(0.7)%	0.5%	1.7%
London[2]	3.2%	4.8%	3.9%
Total	1.4%	2.3%	3.4%

[1] *British Retail Consortium-KPMG retail sales report*
[2] *On a comparable basis*

Westfield

Group Lease Expiry Profile



% Leased Area
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
5.2%
8.3%
8.3%
8.3%
6.9%
6.2%
5.1%
4.5%
5.3%
6.1%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Australia/NZ
US
UK

Unexpired Weighted Average Lease Terms as at 30 June 2009

Anchor tenants	15.9 years
Specialty tenants	5.9 years
Weighted total	9.8 years

[1] *Based upon approximately 7.3 million sqm GLA (excluding US anchor tenants)*

Westfield

Specialty Lease Expiry Profile – Australia and NZ


% Leased Area
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
12.0%
17.3%
15.2%
13.1%
13.8%
11.1%
5.5%
3.0%
1.8%
2.1%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Westfield

Specialty Lease Expiry Profile – United States


% Leased Area
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2.5%
8.7%
9.8%
7.4%
6.6%
5.8%
6.6%
6.6%
8.8%
7.5%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Average base rent psf of expiring leases (US$)	$36.35	$35.52	$36.07	$42.11	$42.43	$42.07	$43.64	$49.42	$51.61	$47.62

Specialty Lease Expiry Profile – United Kingdom


% Leased Area
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
1.2%
2.4%
5.9%
3.4%
4.0%
1.9%
4.5%
3.4%
8.9%
21.9%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Westfield

Current Projects

	Project Cost (million)	Yield Range	Anticipated Completion
Culver City (California)	US $180	7.25 – 7.75%	Qtr 4 '09
Galleria at Roseville (California)	US $80	7.50 – 7.75%[1]	Qtr 4 '09
Valencia (California)[2]	US $130	9.00 – 9.50%	Qtr 4 '09/Qtr 3 '10
Stratford (London)	£ 1,450	7.00 – 7.50%	2011
Sydney City (New South Wales)[3]	$860	8.00 – 8.50%	2012
Total	**$4.3 bn**		
Total – WDC Share	$4.2 bn		

[1] *Yield range of entire project. Stage 1 (US$190 million) completed and opened November 2008*
[2] *Joint venture centre*
[3] *Represents retail component and 100 Market Street*

Westfield

Assets Under Management

Property investments as at 30 June 2009

	Westfield Group				
$ million	**Consolidated Assets**	**Equity Accounted Assets**	**Total**	**JV Partner Share**	**Total Assets Under Management**
Shopping centres	38,890	5,202	44,092	14,422	58,514
Work in progress	2,123	38	2,161	40	2,201
Assets held for development	1,202	160	1,362	261	1,623
Property investments	**42,215**	**5,400**	**47,615**	**14,723**	**62,338**

Westfield

Property Investments by Segment

	6 months to 30 June 2009		
$ million	**Operational**	**Development**	**Total**
Shopping centres			
Consolidated	38,239	651	38,890
Equity accounted	5,118	84	5,202
	43,357	**735**	**44,092**
Work in progress and assets held for redevelopment			
Consolidated	-	3,325	3,325
Equity accounted	-	198	198
	-	**3,523**	**3,523**
Total property investments and WIP	**43,357**	**4,258**	**47,615**

Westfield

Work in Progress and Assets Held for Redevelopment

$ million	At 30 June 2009		
	Work in progress	Assets held for redevelopment	Total
■ Australia & New Zealand	281	349	630
■ United States	437	560	997
■ United Kingdom	1,443	453	1,896
Total	**2,161**	**1,362**	**3,523**
Consolidated			3,325
Equity accounted			198
Total			**3,523**

Westfield

Financing Facilities

- Diversified funding base made up of domestic and international bonds, syndicated bank facilities, bilateral bank facilities and secured mortgages


Australian Bond
1%
Bank Facilities - Undrawn
29%
US 144A Bond
26%
Total
Facilities
$25.1 bn
Euro Bond
4%
GBP Bond
5%
Bank Facilities - Drawn
14%
Secured Facilities
21%

Westfield

Operational Segment Borrowings

$ million	At 30 Jun 2009	At 31 Dec 08
Interest bearing liabilities	17,840	22,501
Cash	(247)	(409)
Finance lease liabilities	94	95
Other financial instruments	-	-
Total net borrowings[1]	**17,687**	**22,187**
Total borrowings	**17,687**	**22,187**
Less: Borrowings attributable to development segment	(4,996)	(4,781)
Operational segment borrowings	**12,691**	**17,406**

[1] Includes equity accounted operational segment share of interest bearing liabilities less cash of $1,263m (31/12/08 $1,509m)

Westfield

Interest Rate Hedging Profile – Fixed Debt

	US$ interest payable		£ interest payable		$ interest payable	
As at Dec	US$m	Fixed Rate %	£m	Fixed Rate %	$m	Fixed Rate %
2009	(8,385.6)	5.97%	(600.0)	5.39%	(160.0)	5.46%
2010	(7,503.9)	6.07%	(600.0)	5.39%	0.0	N/A
2011	(6,680.3)	5.93%	(600.0)	5.39%	0.0	N/A
2012	(5,745.4)	5.97%	(600.0)	5.39%	0.0	N/A
2013	(5,213.8)	6.02%	(600.0)	5.39%	0.0	N/A
2014	(2,852.6)	6.22%	(600.0)	5.39%	0.0	N/A
2015	(2,736.4)	6.28%	(600.0)	5.39%	0.0	N/A
2016	(1,610.1)	6.71%	(600.0)	5.39%	0.0	N/A
2017	(1,241.0)	6.96%	0.0	N/A	0.0	N/A

Fixed rates include margin

Westfield

Interest Rate Hedging Profile – Derivatives

	$ interest receivable		US$ interest payable		£ interest payable		$ interest payable	
As at Dec	$m	Fixed Rate %	US$m	Fixed Rate %	£m	Fixed Rate %	$m	Fixed Rate %
2009	6,517.0	6.38%	(6,029.0)	5.56%	(1,497.3)	4.57%	(1,000.0)	5.55%
2010	5,750.0	6.44%	(5,699.0)	5.58%	(1,654.8)	4.42%	(1,437.5)	5.99%
2011	4,450.0	6.37%	(6,129.0)	5.56%	(1,254.8)	4.88%	(1,713.0)	5.40%
2012	3,700.0	6.43%	(5,449.0)	5.55%	(1,082.5)	4.81%	(1,702.0)	5.98%
2013	1,450.0	6.44%	(4,635.0)	5.54%	(1,082.5)	4.81%	(1,038.0)	6.46%
2014	500.0	6.75%	(4,175.0)	5.44%	(790.0)	4.75%	(1,013.0)	6.08%
2015	0.0	N/A	(2,850.0)	5.47%	(400.0)	4.97%	(1,408.5)	6.18%
2016	0.0	N/A	(1,600.0)	5.47%	(50.0)	5.13%	(503.5)	6.26%
2017	0.0	N/A	(1,000.0)	3.94%	(150.0)	5.11%	(503.5)	6.26%
2018	0.0	N/A	(1,000.0)	3.94%	0.0	N/A	0.0	N/A

Fixed rates exclude margin

Westfield

Cross Currency Swap Profile

Maturing during period ended Dec	Cross currency receivable/(payable)				
	$m	US$m	£m	NZ$m	€m
2009	(38.2)	-	-	49.0	-
2010	-	-	-	-	-
2011	-	-	-	-	-
2012	(175.7)	(452.8)	(121.1)	225.2	560.0
2013	(173.2)	-	-	220.8	-
2014	(173.2)	-	-	220.8	-
2015	(169.8)	-	-	218.8	-
2016	(170.3)	-	-	218.0	-
2017	(134.8)	-	-	172.5	-
2018	(169.8)	-	-	218.0	-
	(1,204.8)	(452.8)	(121.1)	1,543.0	560.0

Westfield

Group Currency Hedging Profile

Forward Exchange Contracts

Maturing during period ended Dec	(Sell) US$m	Contract Rate	(Sell) NZ$m	Contract Rate	Buy US$m	Contract Rate
2009	(208.0)	0.7102	(199.2)	1.1509	204.3	0.7918
2010	(166.3)	0.7270	(180.5)	1.1860	132.3	0.8043
2011	(144.5)	0.7765	(187.2)	1.2084	63.0	0.6924
2012	(195.5)	0.8064	(165.3)	1.2172	-	-
2013	(160.5)	0.8136	(95.7)	1.2245	-	-

Westfield

Operational Earnings[1]

$ million	Jun 2009 Actual	Jun 2008 (Constant currency)	Jun 2008 Actual	% Change	% Change (constant currency[2])
Property revenue	1,998	1,912	1,696		
Project and management income	71	77	75		
Total income	2,069	1,989	1,771	16.8%	4.0%
Expenses	(623)	(629)	(547)		
EBIT	**1,446**	**1,360**	**1,224**	**18.1%**	**6.3%**
Net interest expense	(334)	(330)	(233)		
Minority interests	(72)[3]	(70)	(63)		
Net operational earnings	**1,040**	**960**	**928**	**12.1%**	**8.3%**
Operational earnings per security (cents)	47.41	49.47	47.82	(0.9)%	(4.2)%
Weighted average number of securities	*2,194.0*	*1,940.7*	*1,940.7*		

[1] The operational earnings have been prepared on a proportional basis. The net contribution from equity accounted properties of $132m ($136m Jun 08 constant currency and $124m Jun 08 actual) has been allocated to income and expenses

[2] Based on the prior period profit and loss statement retranslated at the current period exchange rates. The average exchange rates are AUD/USD 0.7126 (30/06/08 0.9257); AUD/GBP 0.4770 (30/06/08 0.4688); AUD/NZD 1.2526 (30/06/08 1.1826)

[3] Carindale Property Trust: $5m, Property Linked Notes: $38m and convertible preference securities: $29m

82-35029

Westfield

Proportionate Operational Earnings

$ million	Jun 2009 Consolidated	Jun 2009 Equity Accounted	Jun 2009 Total
	6 months to 30 June 2009		
Property revenue	1,768	230	1,998
Equity accounted income	132	(132)	-
Project and management income	71	-	71
Total income	1,971	98	2,069
Expenses	(549)	(74)	(623)
EBIT	**1,422**	**24**	**1,446**
Net interest expense	(310)	(24)	(334)
Minority interests	(72)	-	(72)
Operational earnings	**1,040**	**-**	**1,040**

Westfield

Proportionate Income Statement

$ million	6 months to 30 June 2009 Consolidated	Equity Accounted	Total
Property revenue	1,785	240	2,025
Equity accounted income	(319)	319	-
Project and management income	71	-	71
Net capital profits	70	-	70
Total income	1,607	559	2,166
Expenses	(638)	(81)	(719)
Property revaluations	(2,466)	(446)	(2,912)
Currency derivatives	76	-	76
Net interest expense	521	(32)	489
Tax expense	(45)	-	(45)
Deferred tax expense and tax on capital transactions	265	-	265
Minority interests	(28)	-	(28)
Segment earnings	**(708)**	**-**	**(708)**

Westfield

Proportionate Balance Sheet 30 June 2009

$ million	Consolidated	Equity Accounted	Total
Cash	169	78	247
Property investments			
- Shopping centres	38,890	5,202	44,092
- Work in progress	2,123	38	2,161
- Assets held for redevelopment	1,202	160	1,362
Net investment in equity accounted entities	4,043	(4,043)	-
Other assets	2,895	25	2,920
Total assets	**49,322**	**1,460**	**50,782**
Interest bearing liabilities	16,499	1,341	17,840
Finance lease liabilities	94	-	94
Deferred tax	1,986	-	1,986
Other liabilities	3,987	119	4,106
Total liabilities	**22,566**	**1,460**	**24,026**
Net Assets	**26,756**	**-**	**26,756**

Westfield

Exchange Rates

- Income Statement – average exchange rates for the 6 months to 30 June 2009:
  - AUD/USD 0.7126 (6 months to 30 June 2008: AUD/USD 0.9257)
  - AUD/GBP 0.4770 (6 months to 30 June 2008: AUD/GBP 0.4688)
  - AUD/NZD 1.2526 (6 months to 30 June 2008: AUD/NZD 1.1826)
- Balance Sheet – exchange rates as at 30 June 2009:
  - AUD/USD 0.8135 (31 December 2008: AUD/USD 0.6897)
  - AUD/GBP 0.4905 (31 December 2008: AUD/GBP 0.4775)
  - AUD/NZD 1.2470 (31 December 2008: AUD/NZD 1.1961)

Westfield

Preliminary Half-Year Report

Under ASX listing rule 4.2A.3 (Appendix 4D)
Westfield Group[1] for 6 months ended 30 June 2009[2]
Results for announcement to the market

A$ million	Current Period 6 months 30 Jun 2009	Prior Period 6 months 30 Jun 2008	Increase/ (Decrease)
Revenue	2,074.9	2,208.2	(6.0%)
Profit / (loss) from ordinary activities after tax expense attributable to members of the Westfield Group [a]	(708.0)	1,285.2	n/a
Operational earnings [b]	1,040.1	927.7	12.1%

[a] Current year amount includes a property revaluation decrement of $2,911.9 million (30 June 2008: increment of $247.3 million).

[b] Reflects the underlying performance of the Group's property investment portfolio excluding certain non-cash, non-operating items such as property revaluation, mark to market of financial instruments, income and expenses associated with the Group's development activities, and income tax expense.

This half-year report should be read in conjunction with the annual financial report of the Westfield Group as at 31 December 2008. It is recommended that the financial report be considered together with any public announcements made by the Westfield Group during the 6 months ended 30 June 2009 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

[1] *Entities that form the stapled entity are Westfield Holdings Limited ABN 66 001 671 496 (WHL), Westfield Trust ARSN 090 849 746 (WT) and Westfield America Trust ARSN 092 058 449 (WAT).*

[2] *In accordance with the Australian equivalents to International Financial Reporting Standards (IFRS). The previous corresponding period was 6 months ended 30 June 2008*

Westfield

Dividends/Distributions

Under ASX listing rule 4.2A.3 (Appendix 4D)
Westfield Group[1] for 6 months ended 30 June 2009[2]
Results for announcement to the market

	Cents Per Security WDC Ordinary Securities	
Interim dividend/distributions proposed to be paid on 31 August 2009, comprising:	47.00	
- Dividend in respect of a WHL share	-	
- Distribution in respect of a WT unit [3]	28.00	
- Distribution in respect of a WAT unit [3]	19.00	
Record date for determining entitlements to the final dividend/distributions	5:00pm	17 August 2009

[1] *Entities that form the stapled entity are Westfield Holdings Limited ABN 66 001 671 496 (WHL), Westfield Trust ARSN 090 849 746 (WT) and Westfield America Trust ARSN 092 058 449 (WAT).*
[2] *In accordance with the Australian equivalents to International Financial Reporting Standards (IFRS). The previous corresponding period was 6 months ended 30 June 2008*
[3] *The aggregate distributions in respect of WT and WAT units are expected to be 60% tax deferred.*

82-35029

82-35029

Westfield

Westfield Group

Half-Year Financial Report

For the half-year ended 30 June 2009

Index	Page

82-35029

WESTFIELD GROUP
INCOME STATEMENT
for the half-year ended 30 June 2009

	Note	30 Jun 09 $million	30 Jun 08 $million
Revenue			
Property revenue	3	1,785.1	1,502.5
Property development and project management revenue		246.7	665.7
Property and funds management income		43.1	40.0
		2,074.9	**2,208.2**
Share of after tax profit / (loss) of equity accounted entities			
Property revenue		239.6	221.8
Property revaluations		(445.6)	(96.9)
Property expenses and outgoings		(81.3)	(73.2)
Net interest expense		(31.3)	(22.3)
	11(b)	**(318.6)**	**29.4**
Expenses			
Property expenses and outgoings		(558.6)	(488.7)
Property development and project management costs		(255.2)	(661.8)
Property and funds management costs		(23.6)	(20.8)
Corporate costs		(18.9)	(19.2)
		(856.3)	**(1,190.5)**
Interest income		5.3	32.9
Net profit from capital transactions	4	69.9	63.1
Currency derivatives	5	76.4	8.3
Financing costs	7	489.0	(161.0)
Property revaluations		(2,466.3)	344.2
Profit / (loss) before tax expense and minority interests		**(925.7)**	**1,334.6**
Tax benefit / (expense)	8	220.8	(39.2)
Profit / (loss) after tax expense for the period		**(704.9)**	**1,295.4**
Less: net (profit) / loss attributable to minority interests			
- WT members		179.1	(717.3)
- WAT members		419.5	(385.4)
- External		(3.1)	(10.2)
Net profit / (loss) attributable to members of WHL (Parent Company)		**(109.4)**	**182.5**

Net profit / (loss) attributable to members of the Westfield Group analysed by amounts attributable to:		
WHL members	(109.4)	182.5
WT members	(179.1)	717.3
WAT members	(419.5)	385.4
Net profit / (loss) attributable to members of the Westfield Group	**(708.0)**	**1,285.2**

	cents	cents
Basic earnings / (loss) per WHL share	**(4.99)**	**9.40**
Diluted earnings / (loss) per WHL share	**(4.99)**	**9.37**
Basic earnings / (loss) per stapled security	**(32.27)**	**66.22**
Diluted earnings / (loss) per stapled security	**(32.27)**	**62.26**

WESTFIELD GROUP
DIVIDEND/DISTRIBUTION STATEMENT
for the half-year ended 30 June 2009

	Note	30 Jun 09 $million	30 Jun 08 $million
Operational segment results (excluding property revaluations) attributable to members of the Westfield Group and external minority interest:			
Earnings from property investments	19	1,350.2	1,126.8
Earnings from property and project management	19	71.2	75.4
Adjusted for unallocated items relating to the operational segment results			
Net interest expense		(376.6)	(270.0)
Minority interests - external		(3.1)	(10.2)
Revaluation of investment properties included in minority interests - external		(1.6)	5.7
Operational earnings attributable to members available for distribution [(i)]		**1,040.1**	**927.7**
Other items available for distribution			
Exchange differences in respect of the hedging of offshore operational earnings		16.5	108.4
Less: amount retained		(25.4)	(2.7)
Distributable income		**1,031.2**	**1,033.4**
Dividend/distributions paid/proposed [(ii)]		**1,067.2**	**1,033.4**
Dividend/distribution per ordinary stapled security (cents)		**47.00**	**53.25**
Distributable income per February Distribution Reinvestment Plan (DRP) security (cents)		**47.00**	**35.70**
Weighted average number of stapled securities entitled to distributions at 30 June 2009		2,270.6	1,940.7
Weighted average number of stapled securities on issue for the period		2,194.0	1,940.7

(i) Equivalent to 47.41 cents operational earnings per stapled security (30 June 2008: 47.82 cents).
(ii) The dividend/distribution paid of $1,067.2 million (30 June 2008: $1,033.4 million) includes a $36.0 million (30 June 2008: nil) cum-dividend/distribution component in respect of stapled securities that were issued during the year with full dividend/distribution entitlement.

WESTFIELD GROUP
STATEMENT OF COMPREHENSIVE INCOME
for the half-year ended 30 June 2009

	30 Jun 09 $million	30 Jun 08 $million
Profit / (loss) after tax expense for the period	(704.9)	1,295.4
Other comprehensive income		
Movements in foreign currency translation reserve		
- Net exchange difference on translation of foreign operations	(3,625.1)	(2,163.7)
- Realised and unrealised gains on currency loans and asset hedging derivatives which qualify for hedge accounting	2,425.5	1,595.7
- Deferred tax effect on unrealised gains on currency loans and asset hedging derivatives which qualify for hedge accounting	19.2	(71.6)
Movement in employee share plan benefits reserve		
- Equity settled share based payment	6.4	-
Movement in employee share plan swaps reserve		
- Loss on employee share plan swaps	1.7	-
- Amount charged to income statement	1.9	-
- Deferred tax effect on employee share plan swaps	(1.1)	-
Total comprehensive income for the period	**(1,876.4)**	**655.8**
Total comprehensive income attributable to:		
- Members of the Westfield Group	(1,879.5)	645.6
- External minority interests	3.1	10.2
Total comprehensive income for the period	**(1,876.4)**	**655.8**

Total comprehensive income attributable to members of the Westfield Group analysed by amounts attributable to:		
WHL members (i)	(269.4)	(166.1)
WT and WAT members (i) (ii)	(1,610.1)	811.7
Total comprehensive income attributable to members of the Westfield Group	**(1,879.5)**	**645.6**

(i) Amount includes a $145.4 million credit to WHL and a charge to WAT of $145.4 million representing the reallocation of the Group's net assets between WHL and WAT following the subscription by WHL of additional equity in the WAT Group.

(ii) Total comprehensive income attributable to members of WT and WAT consists of a loss after tax expense for the period of $598.6 million (30 June 2008: profit of $1,102.7 million), the net exchange loss on translation of foreign operations of $872.3 million (30 June 2008: loss of $291.0 million), net credit to the employee share plan benefits reserve of $6.2 million (30 June 2008: nil) and a charge to WAT of $145.4 million (30 June 2008: nil) representing the reallocation of the Group's net assets.

WESTFIELD GROUP

BALANCE SHEET

as at 30 June 2009

	Note	30 Jun 09 $million	31 Dec 08 $million
Current assets			
Cash and cash equivalents		169.3	311.0
Trade debtors		54.9	50.9
Equity accounted investments	11(c)	-	59.9
Derivative assets		159.2	144.6
Receivables		331.8	360.5
Inventories		42.2	72.8
Tax receivable		8.1	49.4
Prepayments and deferred costs		92.5	112.3
Total current assets		**858.0**	**1,161.4**
Non current assets			
Investment properties	9	42,214.8	46,909.1
Equity accounted investments	11(c)	4,042.8	4,830.6
Other investments		596.4	833.6
Derivative assets		1,204.5	1,649.9
Plant and equipment		222.8	247.0
Deferred tax assets		112.0	196.9
Prepayments and deferred costs		71.0	80.5
Total non current assets		**48,464.3**	**54,747.6**
Total assets		**49,322.3**	**55,909.0**
Current liabilities			
Trade creditors		211.8	215.4
Payables and other creditors		1,968.5	2,169.7
Interest bearing liabilities	12	1,096.3	1,401.7
Other financial liabilities	13	131.8	154.4
Tax payable		50.5	104.5
Derivative liabilities		113.6	70.9
Total current liabilities		**3,572.5**	**4,116.6**
Non current liabilities			
Payables and other creditors		147.8	155.0
Interest bearing liabilities	12	15,496.2	19,587.3
Other financial liabilities	13	1,595.1	1,703.4
Deferred tax liabilities		1,986.1	2,606.0
Derivative liabilities		1,301.1	2,783.0
Total non current liabilities		**20,526.3**	**26,834.7**
Total liabilities		**24,098.8**	**30,951.3**
Net assets		**25,223.5**	**24,957.7**

WESTFIELD GROUP

BALANCE SHEET

as at 30 June 2009

	Note	30 Jun 09 $million	31 Dec 08 $million
Equity attributable to members of WHL			
Contributed equity	14(b)	1,462.4	1,247.8
Reserves		60.2	220.2
Retained profits		(360.5)	(55.3)
Total equity attributable to members of WHL		**1,162.1**	**1,412.7**
Equity attributable to minority interests - WT and WAT members			
Contributed equity	14(b)	18,332.3	15,356.8
Reserves		(439.4)	572.1
Retained profits		5,974.3	7,420.2
Total equity attributable to minority interests - WT and WAT members		**23,867.2**	**23,349.1**
Equity attributable to minority interests - external			
Contributed equity		94.0	94.0
Retained profits		100.2	101.9
Total equity attributable to minority interests - external		**194.2**	**195.9**
Total equity attributable to minority interests		**24,061.4**	**23,545.0**
Total equity		**25,223.5**	**24,957.7**

Equity attributable to members of the Westfield Group analysed by amounts attributable to:		
WHL members	1,162.1	1,412.7
WT and WAT members	23,867.2	23,349.1
Total equity attributable to members of the Westfield Group	**25,029.3**	**24,761.8**

WESTFIELD GROUP
STATEMENT OF CHANGES IN EQUITY
for the half-year ended 30 June 2009

	30 Jun 09 $million	30 Jun 08 $million
Changes in equity attributable to members of the Westfield Group		
Opening balance of contributed equity	16,604.6	16,261.3
- Dividend/distribution reinvestment plan	296.3	112.8
- Conversion of options	-	0.1
- Issuance of securities	2,960.0	-
- Costs associated with the issuance of securities	(66.2)	-
Closing balance of contributed equity	19,794.7	16,374.2
Opening balance of reserves	792.3	(295.4)
- Movement in foreign currency translation reserve	(1,180.4)	(639.6)
- Movement in employee share plan benefits reserve	6.4	-
- Movement in employee share plan swaps reserve	2.5	-
Closing balance of reserves	(379.2)	(935.0)
Opening balance of retained profits	7,364.9	11,626.0
- Profit / (loss) after tax expense for the period	(708.0)	1,285.2
- Dividend/distribution paid	(1,043.1)	(1,031.1)
Closing balance of retained profits	5,613.8	11,880.1
Closing balance of equity attributable to members of the Westfield Group	**25,029.3**	**27,319.3**
Changes in equity attributable to external minority interests		
Opening balance of equity	195.9	190.5
Total comprehensive income attributable to external minority interests	3.1	10.2
Dividend/distribution paid or provided for	(4.8)	(4.5)
Closing balance of equity attributable to external minority interests	**194.2**	**196.2**
Total Equity	**25,223.5**	**27,515.5**

WESTFIELD GROUP
CASH FLOW STATEMENT
for the half-year ended 30 June 2009

	30 Jun 09 $million	30 Jun 08 $million
Cash flows from operating activities		
Receipts in the course of operations (including GST)	2,224.5	2,384.3
Payments in the course of operations (including GST)	(929.2)	(1,209.3)
Settlement of income hedging currency derivatives	19.2	113.8
Dividends/distributions received from equity accounted associates	120.7	123.4
Income and withholding taxes paid	(32.6)	(107.0)
Goods and services taxes paid	(40.1)	(77.8)
Net cash flows from operating activities	**1,362.5**	**1,227.4**
Cash flows from investing activities		
Payments of capital expenditure for property investments	(993.0)	(1,020.9)
Proceeds from the sale of property investments	6.0	133.5
Proceeds from the sale of other investments	152.4	-
Payments for the acquisition of other investments	(35.3)	-
Net outflows for investments in equity accounted investments	(4.4)	(136.6)
Net proceeds from the sale of property assets by equity accounted entities	89.7	-
Payments for the purchases of plant and equipment	(13.4)	(20.3)
Settlement of asset hedging currency derivatives	52.5	45.6
Net cash flows used in investing activities	**(745.5)**	**(998.7)**
Cash flows used in financing activities		
Proceeds from the issuance of securities	3,256.3	112.8
Payments for costs associated with the issuance of securities	(66.2)	-
Payments for redemption of other financial liabilities	(1.3)	(188.3)
Termination of surplus interest rate swaps upon repayment of interest bearing liabilities with the proceeds from the issuance of securities	(196.6)	-
Net (repayment of) / proceeds from interest bearing liabilities	(2,102.0)	1,641.3
Financing costs	(587.5)	(485.1)
Interest received	5.3	32.9
Dividends/distributions paid	(1,043.1)	(1,031.1)
Dividends/distributions paid by controlled entities to minority interests	(4.7)	(4.5)
Net cash flows (used in) / from financing activities	**(739.8)**	**78.0**
Net (decrease) / increase in cash and cash equivalents held	(122.8)	306.7
Add opening cash brought forward	242.7	343.9
Effects of exchange rate changes on opening cash brought forward	5.2	(14.1)
Cash and cash equivalents at the end of the period	**125.1**	**636.5**

WESTFIELD GROUP

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2009

1_Corporate information

This financial report of the Westfield Group for the half-year ended 30 June 2009 was approved on 26 August 2009, in accordance with a resolution of the Board of Directors of Westfield Holdings Limited (**Parent Company**).

The nature of the operations and principal activities of the Westfield Group are described in the Directors' Report.

2_Basis of preparation of the financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual financial report of Westfield Group as at 31 December 2008.

It is also recommended that the half-year financial report be considered together with any public announcements made by the Westfield Group and its controlled entities during the half-year ended 30 June 2009 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a)_Basis of accounting

The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, except for investment properties, investment properties within equity accounted investments, derivative financial instruments, financial assets at fair value through profit and loss and other financial liabilities. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The half-year financial report has been prepared using the same accounting policies as used in the annual financial report for the year ended 31 December 2008 except for the changes required due to amendments to the accounting standards noted below.

This financial report is presented in Australian dollars.

(b)_Application of new and revised accounting standards

Since 1 January 2009 the Group has adopted AASB 8 "Operating Segments", AASB 101 (Revised) "Presentation of Financial Statements" and amendments to AASB 140 "Investment Property" which are mandatory for annual reporting periods beginning on or after 1 January 2009. Adoption of these Standards did not have a significant impact on the amounts recognised in this financial report.

(c)_Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

	30 Jun 09 $million	30 Jun 08 $million
3_Property revenue		
Shopping centre base rent and other property income	1,826.3	1,536.4
Amortisation of tenant allowances	(41.2)	(33.9)
	1,785.1	**1,502.5**
4_Net profit from capital transactions		
Termination of surplus interest rate swaps upon repayment of interest bearing liabilities with the proceeds from the issuance of securities	(267.0)	-
Less: Net fair value loss previously recognised relating to terminated interest rate swaps	346.3	-
Revenue from asset sales	248.2	74.5
Less: Carrying value of assets sold	(257.6)	(11.4)
	69.9	**63.1**
5_Currency derivatives		
Gains on income hedging currency derivatives (excluding net fair value gain or loss of derivatives not qualifying for hedge accounting)	28.8	91.9
Net fair value gain / (loss) of currency derivatives that do not qualify for hedge accounting	47.6	(83.6)
	76.4	**8.3**

WESTFIELD GROUP
NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 30 June 2009

	30 Jun 09 $million	30 Jun 08 $million
6_Significant items		
Profit before minority interests includes the following significant items. The disclosure of these items is relevant in explaining the financial performance of the business.		
Property revaluations	(2,466.3)	344.2
Equity accounted property revaluations	(445.6)	(96.9)
Net profit from capital transactions	69.9	63.1
Current - tax on capital transactions	(6.0)	(20.2)
Deferred tax - net fair value movements on investment properties and financial instruments	271.4	11.2
Net fair value gain on interest rate hedges that do not qualify for hedge accounting	877.6	139.6
Net fair value gain on other financial liabilities	42.2	61.7
Net fair value gain / (loss) of currency derivatives that do not qualify for hedge accounting	47.6	(83.6)
7_Financing costs		
Gross financing costs (excluding net fair value gain or loss on interest rate hedges that do not qualify for hedge accounting)		
- Interest bearing liabilities	(465.3)	(344.5)
- Other financial liabilities	(0.5)	(14.7)
Financing costs capitalised to construction projects	105.3	58.2
Financing costs	(360.5)	(301.0)
Net fair value gain on interest rate hedges that do not qualify for hedge accounting	877.6	139.6
Finance leases interest expense	(3.3)	(2.6)
Interest expense on other financial liabilities	(67.0)	(58.7)
Net fair value gain on other financial liabilities	42.2	61.7
	489.0	**(161.0)**
8_Tax expense		
Current - underlying tax	(44.6)	(30.2)
Current - tax on capital transactions	(6.0)	(20.2)
Deferred tax - net fair value movements on investment properties and financial instruments	271.4	11.2
	220.8	**(39.2)**
The prima facie tax on profit before income tax expense is reconciled to the income tax benefit / (expense) provided in the financial statements as follows:		
Accounting profit / (loss) before income tax	(925.7)	1,334.6
Prima facie tax benefit / (expense) at 30% (30 June 2008: 30%)	277.6	(400.4)
WT income not (deductible) / assessable	(9.2)	220.7
WAT income not assessable	154.4	103.7
Differential of tax rates on US foreign income	(214.2)	53.3
Differential of tax rates on UK foreign income	1.0	(1.3)
Capital items not assessable	17.9	-
Deferred tax assets not recognised	(1.0)	(12.1)
Tax on inter-entity transactions	(6.9)	(5.5)
Prior year over provision	1.2	2.4
Tax benefit / (expense)	**220.8**	**(39.2)**

	30 Jun 09 $million	31 Dec 08 $million
9_Investment properties		
Shopping centre investments	38,890.4	43,614.4
Development projects	3,324.4	3,294.7
	42,214.8	**46,909.1**

	30 Jun 09 $million	31 Dec 08 $million
10_Details of investment properties		
Consolidated Australian shopping centres	19,049.3	19,256.1
Consolidated New Zealand shopping centres	2,338.8	2,519.3
Consolidated United Kingdom shopping centres	2,187.6	2,486.1
Consolidated United States shopping centres	15,314.7	19,352.9
Total consolidated shopping centres	**38,890.4**	**43,614.4**
Equity accounted Australian shopping centres	1,586.2	1,627.5
Equity accounted United Kingdom shopping centres	1,104.2	1,444.3
Equity accounted United States shopping centres	2,511.4	3,191.0
Total equity accounted shopping centres	**5,201.8**	**6,262.8**
	44,092.2	**49,877.2**

Investment properties are carried at the Directors' determination of fair value which take into account annual independent valuations, with updates at year end of independent valuations that were prepared at the half year. The carrying amount of investment properties comprises the original acquisition cost, subsequent capital expenditure, tenant allowances, deferred costs, ground lease, straight-line rent and revaluation increments and decrements.

An independent valuation of a shopping centre is conducted annually with the exception of those shopping centres under development. Independent valuations are conducted in accordance with International Valuation Standards Committee for Australian and New Zealand properties, RICS Appraisal and Valuation Standards which is mandatory for Chartered Surveyors for the United Kingdom properties and Uniform Standards of Professional Appraisal Practice for the United States properties. The independent valuation uses capitalisation of net income method and the discounting of future net cash flows to their present value method. Shopping centres under development are recorded at fair value at each reporting period. In determining the fair value the Directors has considered the expected yield, the stage of completion, the expected cost to complete, the general market conditions and any evidence of sales of similar properties. On completion, development projects are reclassified to shopping centre investments.

Name of entity	Type of equity	Balance Date	Economic interest 30 Jun 09	Economic interest 31 Dec 08	Carrying value 30 Jun 09 $million	Carrying value 31 Dec 08 $million
11(a)_Equity accounted entities carrying value						
Australian investments [(i)]						
AMP Wholesale Shopping Centre Trust No. 2	Trust units	31 Dec	10.0%	10.0%	68.1	67.3
Cairns	Trust units	30 Jun	50.0%	50.0%	214.8	223.4
Karrinyup	Trust units	30 Jun	33.3%	33.3%	189.8	206.7
Mt Druitt	Trust units	30 Jun	50.0%	50.0%	211.3	211.9
SA Shopping Centre Trust	Trust units	31 Dec	50.0%	50.0%	22.5	23.1
Southland	Trust units	30 Jun	50.0%	50.0%	573.4	598.7
Tea Tree Plaza	Trust units	30 Jun	50.0%	50.0%	299.7	283.4
					1,579.6	**1,614.5**
United Kingdom investments [(i)]						
Nottingham [(ii)]	Partnership interest	31 Dec	75.0%	75.0%	90.6	104.9
Belfast [(iii)]	Partnership interest	31 Dec	33.3%	33.3%	26.3	47.0
Derby [(iii)]	Partnership interest	31 Dec	33.3%	50.0%	81.7	179.6
Guildford	Partnership interest	31 Dec	50.0%	50.0%	90.5	100.4
Merry Hill [(iii)]	Partnership interest	31 Dec	33.3%	33.3%	503.5	587.6
Tunbridge Wells [(iii)]	Partnership interest	31 Dec	33.3%	33.3%	58.2	66.2
Sprucefield	Shares	31 Dec	50.0%	50.0%	31.9	32.4
					882.7	**1,118.1**
United States investments [(i)]						
Fashion Square	Partnership units	31 Dec	50.0%	50.0%	178.2	217.1
Garden State Plaza	Partnership units	31 Dec	50.0%	50.0%	445.3	687.7
Montgomery	Partnership units	31 Dec	50.0%	50.0%	199.0	254.5
San Francisco Emporium	Partnership units	31 Dec	50.0%	50.0%	48.1	117.4
UTC	Partnership units	31 Dec	50.0%	50.0%	211.7	261.1
Valencia Town Centre	Partnership units	31 Dec	50.0%	50.0%	56.4	80.0
Valley Fair	Partnership units	31 Dec	50.0%	50.0%	441.8	540.1
					1,580.5	**2,157.9**
Total equity accounted investments					**4,042.8**	**4,890.5**

(i) All equity accounted property partnerships, trusts and companies operate solely as retail property investors.

(ii) The Group has a 75% economic interest in Nottingham. The Group has equal representation and voting rights on the Board of Nottingham resulting in joint control. Accordingly, Nottingham has been accounted for in accordance with AASB 131: Interest in Joint Ventures.

(iii) The Group's 33.3% investment in Belfast, Derby, Merry Hill and Tunbridge Wells includes an 8.3% investment held via the Group's one third interest in Westfield UK Shopping Centre Fund.

WESTFIELD GROUP

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2009

11(b)_Details of the Westfield Group's aggregate share of equity accounted entities' net profit

	Australia		United Kingdom		United States		Consolidated	
	30 Jun 09	30 Jun 08	30 Jun 09	30 Jun 08	30 Jun 09	30 Jun 08	30 Jun 09	30 Jun 08
	$million	$million	$million	$million	$million	$million	$million	$million
Property revenue	63.7	60.6	50.6	63.1	125.3	98.1	239.6	221.8
Interest income	0.4	0.9	0.3	1.5	-	-	0.7	2.4
Revenue	64.1	61.5	50.9	64.6	125.3	98.1	240.3	224.2
Property expenses and outgoings	(16.1)	(16.9)	(19.8)	(22.7)	(45.4)	(33.6)	(81.3)	(73.2)
Borrowing costs	-	(0.8)	(1.8)	(0.4)	(30.2)	(23.5)	(32.0)	(24.7)
Expenses	(16.1)	(17.7)	(21.6)	(23.1)	(75.6)	(57.1)	(113.3)	(97.9)
Share of after tax profit of equity accounted entities before property revaluations	48.0	43.8	29.3	41.5	49.7	41.0	127.0	126.3
Property revaluations	(43.4)	33.3	(142.8)	(133.5)	(259.4)	3.3	(445.6)	(96.9)
Share of after tax profit / (loss) of equity accounted entities	**4.6**	**77.1**	**(113.5)**	**(92.0)**	**(209.7)**	**44.3**	**(318.6)**	**29.4**

11(c)_Details of the Westfield Group's aggregate share of equity accounted entities' assets and liabilities

	Australia		United Kingdom		United States		Consolidated	
	30 Jun 09	31 Dec 08	30 Jun 09	31 Dec 08	30 Jun 09	31 Dec 08	30 Jun 09	31 Dec 08
	$million	$million	$million	$million	$million	$million	$million	$million
Cash	10.1	9.8	30.6	37.0	37.2	51.3	77.9	98.1
Receivables	5.4	5.7	6.4	15.8	2.4	3.7	14.2	25.2
Shopping centre investments	1,586.2	1,627.5	1,104.2	1,444.3	2,511.4	3,191.0	5,201.8	6,262.8
Development projects	14.9	8.0	66.5	70.8	116.7	153.6	198.1	232.4
Other assets	1.3	2.9	2.6	3.8	6.4	29.6	10.3	36.3
Total assets	**1,617.9**	**1,653.9**	**1,210.3**	**1,571.7**	**2,674.1**	**3,429.2**	**5,502.3**	**6,654.8**
Payables	(18.8)	(19.9)	(50.7)	(84.0)	(49.0)	(53.0)	(118.5)	(156.9)
Interest bearing liabilities	(19.5)	(19.5)	(276.9)	(369.6)	(1,044.6)	(1,218.3)	(1,341.0)	(1,607.4)
Total liabilities	**(38.3)**	**(39.4)**	**(327.6)**	**(453.6)**	**(1,093.6)**	**(1,271.3)**	**(1,459.5)**	**(1,764.3)**
Net assets	**1,579.6**	**1,614.5**	**882.7**	**1,118.1**	**1,580.5**	**2,157.9**	**4,042.8**	**4,890.5**
Current	-	-	-	59.9	-	-	-	59.9
Non current	1,579.6	1,614.5	882.7	1,058.2	1,580.5	2,157.9	4,042.8	4,830.6
Net assets	**1,579.6**	**1,614.5**	**882.7**	**1,118.1**	**1,580.5**	**2,157.9**	**4,042.8**	**4,890.5**

11(d)_Details of the Westfield Group's aggregate share of equity accounted entities' capital expenditure commitments

	Australia		United Kingdom		United States		Consolidated	
	30 Jun 09	31 Dec 08	30 Jun 09	31 Dec 08	30 Jun 09	31 Dec 08	30 Jun 09	31 Dec 08
	$million	$million	$million	$million	$million	$million	$million	$million
Estimated capital expenditure commitments in relation to development projects								
Due within one year	0.2	0.6	3.5	2.8	33.0	55.1	36.7	58.5
Due between one and five years	-	-	-	-	2.8	-	2.8	-
	0.2	**0.6**	**3.5**	**2.8**	**35.8**	**55.1**	**39.5**	**58.5**

11(e)_Details of the Westfield Group's aggregate share of equity accounted entities contingent liabilities

Performance guarantees	-	-	52.4	66.4	2.1	2.5	54.5	68.9
	-	**-**	**52.4**	**66.4**	**2.1**	**2.5**	**54.5**	**68.9**

WESTFIELD GROUP

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2009

	30 Jun 09 $million	31 Dec 08 $million
12_Interest bearing liabilities		
Current		
Unsecured		
Bank overdraft	44.2	68.3
Finance leases	1.0	1.4
Secured		
Bank loans		
- US$ denominated	940.9	1,288.0
- A$ denominated	101.5	44.0
- £ denominated	8.7	-
	1,096.3	**1,401.7**
Non current		
Unsecured		
Bank loans		
- US$ denominated	1,258.6	2,734.4
- £ denominated	632.0	1,627.9
- NZ$ denominated	1,196.1	1,278.6
- A$ denominated	370.0	975.0
Notes payable		
- US$ denominated	6,608.4	6,784.1
- £ denominated	1,223.2	1,256.6
- € denominated	972.6	1,228.8
- A$ denominated	160.0	160.0
Finance leases	92.8	93.2
Secured		
Bank loans		
- US$ denominated	2,982.5	3,448.7
	15,496.2	**19,587.3**
The maturity profile in respect of current and non current interest bearing liabilities is set out below:		
Due within one year	1,096.3	1,401.7
Due between one and five years	9,210.7	12,458.4
Due after five years	6,285.5	7,128.9
	16,592.5	**20,989.0**
13_Other financial liabilities		
Current		
Redeemable preference units	131.8	137.3
Convertible redeemable preference shares	-	15.8
Convertible notes - unsecured	-	1.3
	131.8	**154.4**
Non Current		
Property linked notes	1,242.1	1,271.8
Convertible redeemable preference shares/units	189.8	227.2
Redeemable preference units	163.2	204.4
	1,595.1	**1,703.4**

	30 Jun 09 Shares	31 Dec 08 Shares
14_Contributed Equity		
14(a)_Number of securities on issue		
Balance at the beginning of the year	1,958,901,610	1,936,326,189
Dividend/distribution reinvestment plan	29,515,871	6,460,687
Securities issued on exercise of options	-	16,114,734
Issuance of securities	282,161,944	-
Balance at the end of the period for Westfield Group (i)	**2,270,579,425**	**1,958,901,610**

(i) The Westfield Executive Share Option Plan Trust holds 5,869,425 (31 December 2008: 5,869,425) securities in the Group, which have been consolidated and eliminated in accordance with the accounting standards.

Stapled securities have the right to receive declared dividends from the Parent Company and distributions from WT and WAT and, in the event of winding up of the Parent Company, WT and WAT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.
Holders of stapled securities can vote their shares and units in accordance with the Act, either in person or by proxy, at a meeting of either the Parent Company, WT and WAT (as the case maybe).

	30 Jun 09 $million	31 Dec 08 $million
14(b)_Amount of contributed equity		
of the Parent Company	1,462.4	1,247.8
of WT and WAT	18,332.3	15,356.8
of the Westfield Group	**19,794.7**	**16,604.6**
Movement in contributed equity attributable to the Westfield Group		
Balance at the beginning of the year	16,604.6	16,261.3
Dividend/distribution reinvestment plan	296.3	112.8
Securities issued on exercise of options	-	230.5
Issuance of securities	2,960.0	-
Costs associated with the issuance of securities	(66.2)	-
Balance at the end of the period	**19,794.7**	**16,604.6**

	30 Jun 09 $million	30 Jun 08 $million
15_Dividends/Distributions		
15(a)_Interim dividend/distributions proposed		
WHL: Nil cents per share (30 Jun 08: Nil cents per share)	-	-
WT: 28.00 cents per unit (i) (30 Jun 08: 28.25 cents per unit, 67% tax deferred)	635.8	548.2
WAT: 19.00 cents per unit (i) (30 Jun 08: 25.00 cents per unit, 54% tax deferred)	431.4	485.2
Westfield Group 47.00 cents (30 June 08: 53.25 cents) per stapled security	**1,067.2**	**1,033.4**

(i) The aggregate distributions in respect to WT and WAT units are expected to be 60% tax deferred.

Interim dividend/distributions proposed are to be paid on 31 August 2009. The record date for the entitlement to these distributions was 5pm, 17 August 2009. The Westfield Group Distribution Reinvestment Plan (**DRP**) will operate for this distribution. Securities issued under this DRP will rank for distribution from 1 July 2009.

15(b)_Dividends/Distributions paid during the period		
Dividend/distributions in respect of the six months to 31 December 2008		
WHL: 10.00 cents per share, 60% franked	195.9	-
WT: 26.00 cents per unit, 67% tax deferred	509.3	-
WAT: 17.25 cents per unit, 54% tax deferred	337.9	-
Dividend/distributions in respect of the six months to 31 December 2007		
WHL: 10.00 cents per share, 100% franked	-	193.6
WT: 23.00 cents per unit, 38% tax deferred	-	445.4
WAT: 20.25 cents per unit, 87% tax deferred	-	392.1
	1,043.1	**1,031.1**

	30 Jun 09	31 Dec 08
	$	$
16_Net tangible asset backing		
Net tangible asset backing per security	**11.02**	**12.63**

Net tangible asset backing per security is calculated by dividing total equity attributable to members of the Westfield Group by the number of securities on issue. The number of securities used in the calculation of net tangible asset backing is 2,270,579,425 (31 December 2008: 1,958,901,610).

	30 Jun 09	31 Dec 08
	$million	$million
17_Capital expenditure commitments		
Estimated capital expenditure committed at balance date but not provided for in relation to development projects		
Due within one year	842.7	1,130.6
Due between one and five years	1,455.9	1,922.4
	2,298.6	**3,053.0**
18_Contingent liabilities		
Performance guarantees	679.7	784.2
Special tax assessment municipal bonds	47.6	56.1
	727.3	**840.3**

From time to time, in the normal course of business, the Westfield Group is involved in lawsuits. The Directors believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the Westfield Group.

19_Segmental reporting

Operating segments

The Group's operating segments are as follows:

a) Property investments
Property investments segment includes net property income from existing shopping centres and completed developments, revaluation of existing centres and other operational expenses. A geographic analysis of net property investment income is also provided.

b) Property and project management
Property and project management segment includes external fee income from third parties, primarily property management and development fees, and associated business expenses.

c) Development
The Group has a global program to redevelop its shopping centres and to develop new shopping centres. The development segment includes revaluation of redevelopments and development projects, and associated development expenses. It also includes income and expenses on properties held for future redevelopment and inter-segmental transactions.

The corporate business unit includes unallocated corporate entity expenses.

Transactions such as the change in fair value of financial instruments, impact of currency hedging, interest income, financing costs, tax expense, net profit from capital transactions and the corporate business unit are not allocated to the above segments and are included in order to facilitate a reconciliation to the Group's net profit attributable to its members.

The Group's operational segment comprises the property investment and property and project management segments, which is consistent with the operational segment as disclosed in prior years' accounts.

WESTFIELD GROUP
for the half-year ended 30 June 2009

19_Segmental reporting (continued)

A_Income and expenses

30 June 2009	Operational: Property investments $million	Operational: Property and project management $million	Development $million	Corporate $million	Consolidated $million
Revenue					
Property revenue	1,767.7	-	17.4	-	1,785.1
Property development and project management revenue	-	246.7	-	-	246.7
Property and funds management income	-	43.1	-	-	43.1
	1,767.7	**289.8**	**17.4**	**-**	**2,074.9**
Share of after tax profit of equity accounted entities					
Property revenue	229.9	-	9.7	-	239.6
Property expenses and outgoings	(73.9)	-	(7.4)	-	(81.3)
Net interest expense	(24.5)	-	(13.6)	6.8	(31.3)
	131.5	**-**	**(11.3)**	**6.8**	**127.0**
Expenses					
Property expenses and outgoings	(549.0)	-	(9.6)	-	(558.6)
Property development and project management costs	-	(195.0)	(60.2)	-	(255.2)
Property and funds management costs	-	(23.6)	-	-	(23.6)
Corporate overheads	-	-	-	(18.9)	(18.9)
	(549.0)	**(218.6)**	**(69.8)**	**(18.9)**	**(856.3)**
Segment result	**1,350.2**	**71.2**	**(63.7)**	**(12.1)**	**1,345.6**
Segment revaluations and net profit from capital transactions					
Revaluation of properties and development projects	(2,134.7)	-	(331.6)	-	(2,466.3)
Equity accounted - revaluation of properties and development projects	(434.6)	-	(11.0)	-	(445.6)
Minority interest share of property revaluations	1.6	-	-	-	1.6
Net profit from capital transactions					69.9
	(2,567.7)	**-**	**(342.6)**	**-**	**(2,840.4)**
Inter-segmental transactions					
Transfer of completed developments			230.5		230.5
Carrying value of developments transferred			(230.5)		(230.5)
	-	-	-	-	-
Currency derivatives					76.4
Interest income					5.3
Financing costs					489.0
Tax expense					220.8
Minority interest					(4.7)
Net profit / (loss) attributable to members of the Westfield Group					**(708.0)**

B_Assets and liabilities

	Property investments $million	Property and project management $million	Development $million	Corporate $million	Consolidated $million
Segment assets	43,499.0	106.5	3,975.1	-	47,580.6
Group assets					1,741.7
Total segment assets	**43,499.0**	**106.5**	**3,975.1**	**-**	**49,322.3**
Segment liabilities	1,499.3	166.9	465.4	-	2,131.6
Group liabilities					21,967.2
Total segment liabilities	**1,499.3**	**166.9**	**465.4**	**-**	**24,098.8**
Equity accounted associates included in segment assets	**4,042.8**	**-**	**-**	**-**	**4,042.8**
Additions to segment non current assets	**13.4**	**-**	**854.9**	**-**	**868.3**

WESTFIELD GROUP
for the half-year ended 30 June 2009

19_Segmental reporting (continued)

C_Geographic information - Total revenue

30 June 2009	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Property revenue - consolidated	843.2	60.4	864.1	1,767.7
Property development revenue - consolidated	2.8	2.6	12.0	17.4
Property development and project management revenue	26.0	201.3	19.4	246.7
Property and funds management revenue	20.1	6.4	16.6	43.1
Share of after tax profit of equity accounted entities	48.0	29.3	49.7	127.0
Total revenue	**940.1**	**300.0**	**961.8**	**2,201.9**

D_Geographic information - Property investments segment

Property revenue - consolidated	843.2	60.4	864.1	1,767.7
Property revenue - equity accounted	63.6	45.0	121.3	229.9
Property expenses and outgoings - consolidated	(206.1)	(22.0)	(320.9)	(549.0)
Property expenses and outgoings - equity accounted	(16.1)	(15.6)	(42.2)	(73.9)
Net property investments income	**684.6**	**67.8**	**622.3**	**1,374.7**

E_Geographic information - Property investments assets and non current assets

Property investments assets	**22,613.2**	**3,263.5**	**17,622.3**	**43,499.0**
Non current assets	23,774.3	4,914.3	18,419.9	47,108.5
Group non current assets				1,355.8
Total non current assets	**23,774.3**	**4,914.3**	**18,419.9**	**48,464.3**

WESTFIELD GROUP
for the half-year ended 30 June 2009

19_Segmental reporting (continued)

A_Income and expenses

30 June 2008	Operational: Property investments $million	Operational: Property and project management $million	Development $million	Corporate $million	Consolidated $million
Revenue					
Property revenue	1,483.0	-	19.5	-	1,502.5
Property development and project management revenue	-	665.7	-	-	665.7
Property and funds management income	-	40.0	-	-	40.0
	1,483.0	**705.7**	**19.5**	**-**	**2,208.2**
Share of after tax profit of equity accounted entities					
Property revenue	213.0	-	8.8	-	221.8
Property expenses and outgoings	(67.2)	-	(6.0)	-	(73.2)
Net interest expense	(21.5)	-	(12.4)	11.6	(22.3)
	124.3	**-**	**(9.6)**	**11.6**	**126.3**
Expenses					
Property expenses and outgoings	(480.5)	-	(8.2)	-	(488.7)
Property development and project management costs	-	(609.5)	(52.3)	-	(661.8)
Property and funds management costs	-	(20.8)	-	-	(20.8)
Corporate overheads	-	-	-	(19.2)	(19.2)
	(480.5)	**(630.3)**	**(60.5)**	**(19.2)**	**(1,190.5)**
Segment result	**1,126.8**	**75.4**	**(50.6)**	**(7.6)**	**1,144.0**
Segment revaluations and net profit from capital transactions					
Revaluation of properties and development projects	133.2	-	211.0	-	344.2
Equity accounted - revaluation of properties and development projects	(96.5)	-	(0.4)	-	(96.9)
Minority interest share of property revaluations	(5.7)	-	-	-	(5.7)
Net profit from capital transactions					63.1
	31.0	**-**	**210.6**	**-**	**304.7**
Inter-segmental transactions					
Transfer of completed developments			331.3		331.3
Carrying value of developments transferred			(331.3)		(331.3)
	-	-	-	-	-
Currency derivatives					8.3
Interest income					32.9
Financing costs					(161.0)
Tax expense					(39.2)
Minority interest					(4.5)
Net profit attributable to members of the Westfield Group					**1,285.2**

B_Assets and liabilities

31 December 2008	Property investments $million	Property and project management $million	Development $million	Corporate $million	Consolidated $million
Segment assets	49,477.6	140.1	3,792.7	-	53,410.4
Group assets					2,498.6
Total segment assets	**49,477.6**	**140.1**	**3,792.7**	**-**	**55,909.0**
Segment liabilities	1,753.7	118.3	384.0	-	2,256.0
Group liabilities					28,695.3
Total segment liabilities	**1,753.7**	**118.3**	**384.0**	**-**	**30,951.3**
Equity accounted associates included in segment assets	**4,890.5**	**-**	**-**	**-**	**4,890.5**
Additions to segment non current assets	**64.9**	**-**	**3,269.4**	**-**	**3,334.3**

WESTFIELD GROUP
for the half-year ended 30 June 2009

19_Segmental reporting (continued)

C_Geographic information - Total revenue

30 June 2008	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Property revenue - consolidated	826.8	4.6	651.6	1,483.0
Property development revenue - consolidated	4.7	2.7	12.1	19.5
Property development and project management revenue	201.1	445.7	18.9	665.7
Property and funds management revenue	17.9	6.1	16.0	40.0
Share of after tax profit of equity accounted entities	43.8	41.5	41.0	126.3
Total revenue	**1,094.3**	**500.6**	**739.6**	**2,334.5**

D_Geographic information - Property investments segment

Property revenue - consolidated	826.8	4.6	651.6	1,483.0
Property revenue - equity accounted	60.5	57.3	95.2	213.0
Property expenses and outgoings - consolidated	(230.6)	(1.3)	(248.6)	(480.5)
Property expenses and outgoings - equity accounted	(16.9)	(19.0)	(31.3)	(67.2)
Net property investments income	**639.8**	**41.6**	**466.9**	**1,148.3**

E_Geographic information - Property investments assets and non current assets

31 December 2008				
Property investments assets	**24,924.3**	**2,100.7**	**22,452.6**	**49,477.6**
Non current assets	25,775.5	3,534.9	23,543.9	52,854.3
Group non current assets				1,893.3
Total non current assets	**25,775.5**	**3,534.9**	**23,543.9**	**54,747.6**

WESTFIELD GROUP
DIRECTORS' DECLARATION

The Directors of Westfield Holdings Limited (**Company**) declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the Financial Statements and Notes of the consolidated entity:

(i) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Act 2001; and

(ii) give a true and fair view of the financial position as at 30 June 2009 and the performance for the half-year ended on that date.

Made on 26 August 2009 in accordance with a resolution of the Board of Directors.

F P Lowy AC
Executive Chairman

F G Hilmer AO
Director

Ernst & Young

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001
Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

Independent auditor's report to the members of Westfield Holdings Limited

Report on the Half-Year Financial Report

We have audited the accompanying half-year financial report of Westfield Holdings Limited, which comprises the balance sheet as at 30 June 2009, and the income statement, statement of comprehensive income, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the Directors' declaration of the consolidated entity comprising the company and the entities it controlled at half-year end or from time to time during the half year.

Directors' Responsibility for the Financial Report

The Directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the half-year financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

We performed procedures to assess whether in all material respects the half-year financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standard AASB 134 Interim Financial Reporting, and the Corporations Regulations 2001, a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the Directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' report.

Auditor's Opinion

In our opinion, the half-year financial report of Westfield Holdings Limited is in accordance with the Corporations Act 2001, including:

i giving a true and fair view of the consolidated entity's financial position of Westfield Holdings Limited as at 30 June 2009 and of its performance for the half year ended on that date; and

ii complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

S J Ferguson
Partner
Sydney
26 August 2009

Ernst & Young

WESTFIELD GROUP
DIRECTORS' REPORT

The Directors of Westfield Holdings Limited (**Company**) submit their report for the half-year ended 30 June 2009.

Directors
The names of the Company's Directors in office during the half-year and until the date of this report are as below. The Directors were in office for this entire period unless otherwise stated.

F P Lowy AC	Executive Chairman
D H Lowy AM	Deputy Chairman – Non-Executive Director
R L Furman	Non-Executive Director
P H Goldsmith QC PC	Non-Executive Director
D M Gonski AC	Non-Executive Director
F G Hilmer AO	Non-Executive Director
S P Johns	Non-Executive Director
P S Lowy	Managing Director – Executive Director
S M Lowy	Managing Director – Executive Director
J McFarlane	Non-Executive Director
B M Schwartz AM	Non-Executive Director (appointed 6 May 2009)
J Sloan	Non-Executive Director
G H Weiss	Non-Executive Director
C M Zampatti AC	Non-Executive Director (retired 5 May 2009)

Review and results of operations
The Group's operational earnings before interest and tax were $1,446 million up 18.1% on the prior period. Operational earnings were $1,040 million up 12.1% on the prior period. The amount available for distribution for the six months was $1,057 million of which $1,031 million will be distributed. The distribution for the half year will be 47.00 cents per security, compared to 53.25 cents in the previous corresponding period. The full year distribution is expected to be 94.00 to 97.00 cents per security, with the interim distribution being 47.00 cents per security.

The IFRS result attributable to the Group was a loss of $708 million (June 2008: profit of $1,285 million), this included non-cash mark to market gains on financial instruments of $884 million (June 2008: gain of $152 million) and property revaluation charges of $2,912 million (June 2008: gain of $247 million).

As at 30 June 2009, the Westfield Group had a $44.1 billion interest in 119 shopping centres across Australia, the United States, the United Kingdom and New Zealand.

Key highlights for the period include:

- $3.3 billion of equity raised through the issuance of new securities;
- operational segment earnings of $1,040 million, up 12.1% over the same period last year. This represents 47.41 cents per security, down 0.9% on the prior corresponding period;
- comparable shopping centre net operating income for the portfolio grew by 3% ;
- portfolio leased at 96.2%;
- strong leasing activity with over 2,191 leasing deals completed, representing approximately 320,100 square metres of retail space;
- Five major projects under construction with a planned investment of $4.2 billion including Sydney City project and Stratford in London.

Subsequent Events
There are no significant events since the end of the financial period.

Rounding
The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100 dated 10 July 1998. Accordingly, amounts in the Directors' Report, the Financial Statements and the Notes thereto have been rounded to the nearest tenth of a million dollars.

Synchronisation of financial year
Carindale Property Trust is a consolidated entity of the Company, and has a financial year ending on 30 June. By an order dated 27 June 2005 made by the Australian Securities and Investments Commission, the Directors of the Company have been relieved from compliance with the requirement to ensure that the financial year of the Company coincides with the financial year of Carindale Property Trust.

WESTFIELD GROUP
DIRECTORS' REPORT (continued)

Auditor's independence declaration

The Directors have obtained the following independence declaration from the auditors, Ernst & Young.

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001

Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

Auditor's independence declaration to the Directors of Westfield Holdings Limited

In relation to our audit of the financial report of Westfield Holdings Limited for the year ended 30 June 2009, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

S J Ferguson
Partner
26 August 2009

Ernst & Young

This Report is made on 26 August 2009 in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F P Lowy AC
Executive Chairman

F G Hilmer AO
Director

DIRECTORY

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7079

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland 1001
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: www.computershare.com

ADR Registry
Bank of New York Mellon
Depository Receipts Division
101 Barclay Street
22nd Floor
New York, New York 10286
Telephone: +1 212 815 2293
Facsimile: +1 212 571 3050
Website: www.adrbny.com

Code: WFGPY

Listing
Australian Securities Exchange – WDC

Website
westfield.com/corporate

WESTFIELD GROUP
ADDITIONAL INFORMATION
for the half-year ended 30 June 2009

Details of earnings, net assets and distribution by entity

	Earnings		Net assets		
	Total $million	per security cents	Total $million	per security $	%
WHL	(109.4)	(4.99)	1,162.1	0.51	4.63
WT	(179.1)	(8.16)	17,851.3	7.86	71.32
WAT	(419.5)	(19.12)	6,015.9	2.65	24.05
Westfield Group	(708.0)	(32.27)	25,029.3	11.02	100.00

Distribution proposed for the 6 months to 30 June 2009

	ASX code: WDC $million	per security cents
WHL	-	-
WT	635.8	28.00
WAT	431.4	19.00
Westfield Group	1,067.2	47.00

WESTFIELD GROUP

PROPERTY PORTFOLIO
for the half-year ended 30 June 2009

	Appendix	*30 Jun 09* $million	*31 Dec 08* $million
DETAILS OF PROPERTY PORTFOLIO			
Australian shopping centres	1A	20,635.5	20,883.6
New Zealand shopping centres	1B	2,338.8	2,519.3
United Kingdom shopping centres	1C	3,291.8	3,930.4
United States shopping centres	1D	17,826.1	22,543.9
Total consolidated and equity accounted shopping centres		**44,092.2**	**49,877.2**
Total shopping centres represented by:			
Consolidated		38,890.4	43,614.4
Equity accounted		5,201.8	6,262.8
Total consolidated and equity accounted shopping centres		**44,092.2**	**49,877.2**

WESTFIELD GROUP **APPENDIX 1A**

PROPERTY PORTFOLIO - AUSTRALIA
for the half-year ended 30 June 2009

Shopping Centre	State	Consolidated or Equity Accounted Interest 30 Jun 09 %	Consolidated or Equity Accounted Interest 31 Dec 08 %	Fair value 30 Jun 09 $million	Fair value 31 Dec 08 $million	Retail Cap Rate 30 Jun 09 %	Retail Cap Rate 31 Dec 08 %
Airport West	Victoria	50	50	140.0	138.8	7.00%	7.00%
Belconnen	ACT	100	100	598.0	637.0	6.25%	5.75%
Bondi Junction	New South Wales	100	100	1,867.3	1,869.3	5.25%	5.00%
Booragoon	Western Australia	25	25	203.4	216.3	6.00%	5.50%
Burwood	New South Wales	100	100	715.2	731.2	6.00%	5.75%
Cairns	Queensland	50	50	212.0	220.5	6.00%	5.75%
Carindale	Queensland	50	50	442.1	445.6	5.75%	5.63%
Carousel	Western Australia	100	100	746.0	730.0	6.00%	5.75%
Chatswood	New South Wales	100	100	854.3	904.5	6.00%	5.75%
Chermside	Queensland	100	100	1,301.2	1,265.8	5.50%	5.50%
Doncaster	Victoria	50	50	673.1	687.0	5.50%	5.25%
Figtree	New South Wales	100	100	128.5	128.3	7.75%	7.75%
Fountain Gate	Victoria	100	100	830.0	849.4	6.00%	5.75%
Geelong	Victoria	50	50	230.0	235.4	6.35%	6.00%
Helensvale	Queensland	50	50	154.5	153.1	6.50%	6.50%
Hornsby	New South Wales	100	100	825.4	835.4	6.00%	5.75%
Hurstville	New South Wales	50	50	285.0	301.5	6.75%	6.25%
Innaloo	Western Australia	100	100	233.0	249.7	7.00%	6.50%
Karrinyup	Western Australia	33	33	189.8	206.6	6.00%	5.50%
Knox	Victoria	30	30	275.8	279.0	6.50%	6.25%
Kotara	New South Wales	100	100	660.5	630.0	6.00%	6.00%
Liverpool	New South Wales	50	50	403.9	400.6	6.00%	6.00%
Macquarie	New South Wales	55	55	478.3	484.0	5.75%	5.50%
Marion	South Australia	50	50	508.7	490.0	5.75%	5.75%
Miranda	New South Wales	50	50	620.3	636.0	5.75%	5.50%
Mt Druitt	New South Wales	50	50	213.7	215.0	6.75%	6.50%
Mt Gravatt	Queensland	75	75	611.3	646.9	6.00%	5.75%
North Lakes	Queensland	50	50	180.0	185.0	6.25%	6.00%
North Rocks	New South Wales	100	100	104.2	107.0	7.75%	7.50%
Pacific Fair	Queensland	44	44	470.2	460.9	5.75%	5.75%
Parramatta	New South Wales	50	50	700.2	711.1	5.75%	5.50%
Penrith	New South Wales	50	50	518.1	528.3	5.75%	5.50%
Plenty Valley	Victoria	50	50	128.8	125.9	6.50%	6.25%
Southland	Victoria	50	50	570.0	600.0	6.00%	5.50%
Strathpine	Queensland	100	100	255.2	250.0	7.25%	7.25%
Sydney Central Plaza	New South Wales	100	100	559.2	545.0	6.00%	6.00%
Sydney City** #	New South Wales	100	100	663.8	655.8	7.25%	7.25%
Tea Tree Plaza	South Australia	50	50	314.5	299.5	6.00%	6.00%

WESTFIELD GROUP **APPENDIX 1A**

PROPERTY PORTFOLIO - AUSTRALIA
for the half-year ended 30 June 2009

Shopping Centre	State	Consolidated or Equity Accounted Interest 30 Jun 09 %	Consolidated or Equity Accounted Interest 31 Dec 08 %	Fair value 30 Jun 09 $million	Fair value 31 Dec 08 $million	Retail Cap Rate 30 Jun 09 %	Retail Cap Rate 31 Dec 08 %
Tuggerah	New South Wales	100	100	571.6	589.0	6.50%	6.25%
Warrawong	New South Wales	100	100	167.9	179.0	8.25%	7.75%
Warringah Mall	New South Wales	25	25	252.2	271.3	6.00%	5.50%
Westlakes	South Australia	50	50	184.0	180.9	6.25%	6.00%
Whitford City	Western Australia	50	50	280.5	293.0	6.50%	6.25%
Woden	ACT	50	50	313.8	315.0	6.00%	6.00%
Total Australian portfolio				**20,635.5**	**20,883.6**	**6.0%**	**5.8%**

** Sydney City represents the combined value of Centrepoint, Skygarden and Imperial Arcade

Centre currently under redevelopment

WESTFIELD GROUP **APPENDIX 1B**

PROPERTY PORTFOLIO - NEW ZEALAND

for the half-year ended 30 June 2009

Shopping Centre	Location	Consolidated or Equity Accounted Interest 30 Jun 09 %	Consolidated or Equity Accounted Interest 31 Dec 08 %	Fair value 30 Jun 09 NZ$million	Fair value 31 Dec 08 NZ$million	Retail Cap Rate 30 Jun 09 %	Retail Cap Rate 31 Dec 08 %
Albany	Auckland	100	100	363.8	394.0	6.75%	6.38%
Chartwell	Hamilton	100	100	148.5	152.0	7.75%	7.50%
Downtown	Auckland	100	100	79.0	81.0	8.00%	7.75%
Glenfield	Auckland	100	100	133.7	146.5	8.88%	8.25%
Manukau	Auckland	100	100	314.8	329.3	7.50%	7.25%
Newmarket	Auckland	100	100	230.9	256.0	7.35%	6.88%
Pakuranga	Auckland	100	100	93.0	105.0	8.75%	8.25%
Queensgate	Wellington	100	100	340.5	366.5	7.13%	6.63%
Riccarton##	Christchurch	100	100	447.0	369.5	7.13%	6.65%
Shore City	Auckland	100	100	120.0	123.0	8.13%	8.13%
St Lukes	Auckland	100	100	458.3	482.0	6.75%	6.38%
WestCity	Auckland	100	100	187.0	208.5	8.38%	7.63%
Total New Zealand portfolio in NZ$				**2,916.5**	**3,013.3**		
Exchange rate				1.2470	1.1961		
Total New Zealand portfolio in A$				**2,338.8**	**2,519.3**	**7.4%**	**7.0%**

Redevelopment completed during the year

WESTFIELD GROUP

PROPERTY PORTFOLIO - UNITED KINGDOM
for the half-year ended 30 June 2009

Shopping Centre	Location	Consolidated or Equity Accounted Interest 30 Jun 09 %	Consolidated or Equity Accounted Interest 31 Dec 08 %	Fair value 30 Jun 09 £million	Fair value 31 Dec 08 £million	Estimated Initial Yield 30 Jun 09 %	Estimated Initial Yield 31 Dec 08 %
Belfast	Belfast	* 33	* 33	60.0	66.7	7.50%	7.05%
Derby	Derby	* 33	50	121.1	216.8	6.40%	6.07%
Guildford	Guildford	50	50	48.2	52.3	7.00%	6.97%
Westfield London	London	50	50	1,025.0	1,136.1	**5.50%	** 5.25%
Merry Hill	Birmingham	* 33	* 33	237.5	271.0	6.00%	5.84%
Nottingham	Nottingham	75	75	41.0	46.1	7.50%	7.00%
Sprucefield	Sprucefield	100	100	48.0	51.0	8.00%	7.60%
Tunbridge Wells	Tunbridge Wells	* 33	* 33	33.8	36.8	7.00%	6.90%
Total United Kingdom portfolio in £				**1,614.6**	**1,876.8**		
Exchange rate				0.4905	0.4775		
Total United Kingdom portfolio in A$				**3,291.8**	**3,930.4**	**5.9%**	**5.7%**

* The Group's 33.3% investment in Derby, Merry Hill, Belfast and Tunbridge Wells includes an 8.3% investment held via the Group's one third interest in Westfield UK Shopping Centre Fund.

** Estimated stabilised centre yield.

APPENDIX 1D

WESTFIELD GROUP

PROPERTY PORTFOLIO - UNITED STATES

for the half-year ended 30 June 2009

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest 30 Jun 09 %	Consolidated or Equity Accounted Interest 31 Dec 08 %	Fair value 30 Jun 09 US$million	Fair value 31 Dec 08 US$million	Estimated Initial Yield 30 Jun 09 %	Estimated Initial Yield 31 Dec 08 %
Annapolis	Maryland	100	100	650.0	691.0	6.16%	6.01%
Belden Village	Ohio	100	100	165.0	175.0	7.60%	6.92%
Brandon	Florida	100	100	363.9	386.0	6.79%	6.70%
Broward	Florida	100	100	174.0	205.2	6.71%	5.90%
Capital	Washington	100	100	164.4	187.2	6.80%	6.73%
Century City	Los Angeles	100	100	760.0	773.1	6.10%	5.91%
Chicago Ridge	Illinois/ Indiana	100	100	123.0	146.0	7.92%	7.30%
Citrus Park	Florida	100	100	262.4	271.7	6.67%	6.40%
Connecticut Post	Connecticut	100	100	245.0	260.1	7.37%	7.20%
Countryside	Florida	100	100	170.7	203.2	8.09%	7.00%
Culver City#	Los Angeles	100	100	158.2	158.2	8.03%	8.03%
Downtown Plaza	Northern California	100	100	99.9	99.9	8.00%	6.70%
Eastland	Los Angeles	100	100	117.7	119.3	6.86%	6.75%
Eastridge	North Carolina	100	100	43.4	43.4	10.00%	10.00%
Fashion Square	Los Angeles	50	50	144.0	145.9	6.12%	6.12%
Fox Valley	Illinois/ Indiana	100	100	200.0	252.0	8.47%	7.00%
Franklin Park	Ohio	100	100	337.0	356.3	6.50%	6.00%
Galleria at Roseville#	Northern California	100	100	305.6	340.5	6.70%	6.20%
Garden State Plaza	New Jersey	50	50	625.0	724.1	6.35%	5.60%
Gateway	Nebraska	100	100	108.9	118.5	7.13%	7.00%
Great Northern	Ohio	100	100	152.4	148.8	6.80%	6.80%
Hawthorn	Illinois/ Indiana	100	100	249.1	253.2	6.80%	6.80%
Horton Plaza	San Diego	100	100	344.8	360.8	6.34%	5.94%
Louis Joliet	Illinois/ Indiana	100	100	122.0	143.1	6.42%	6.00%
Mainplace	Los Angeles	100	100	255.0	303.0	7.63%	6.90%
Meriden	Connecticut	100	100	136.4	141.7	7.54%	7.30%
Mission Valley	San Diego	100	100	301.3	331.9	6.60%	6.43%
Montgomery	Maryland	50	50	215.0	225.0	6.38%	6.16%
North County	San Diego	100	100	241.7	243.9	6.93%	6.85%
Oakridge	Northern California	100	100	335.0	345.0	7.12%	6.80%
Old Orchard	Illinois/ Indiana	100	100	489.0	502.1	6.40%	6.00%
Palm Desert	Los Angeles	100	100	185.0	193.9	7.35%	6.93%
Parkway	San Diego	100	100	291.8	308.7	7.20%	7.01%
Plaza Bonita	San Diego	100	100	325.9	376.6	6.92%	6.56%
Plaza Camino Real	San Diego	100	100	175.0	196.8	7.20%	6.50%
Promenade	Los Angeles	100	100	57.6	57.6	7.65%	7.65%
San Francisco	Northern California	*	*	527.8	570.3	6.07%	5.76%
Santa Anita##	Los Angeles	100	100	413.0	375.8	7.05%	6.93%
Sarasota	Florida	100	100	120.7	135.9	7.20%	5.96%
Solano	Northern California	100	100	200.0	221.0	7.84%	7.25%
South Shore	New York	100	100	179.8	197.0	7.44%	7.36%

WESTFIELD GROUP

PROPERTY PORTFOLIO - UNITED STATES

for the half-year ended 30 June 2009

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest 30 Jun 09 %	Consolidated or Equity Accounted Interest 31 Dec 08 %	Fair value 30 Jun 09 US$million	Fair value 31 Dec 08 US$million	Estimated Initial Yield 30 Jun 09 %	Estimated Initial Yield 31 Dec 08 %
Southcenter	Washington	100	100	670.0	711.1	6.50%	6.40%
Southgate	Florida	100	100	94.0	99.7	8.19%	8.02%
Southlake	Illinois/ Indiana	100	100	245.0	258.1	7.00%	6.70%
Southpark	Ohio	100	100	255.0	297.2	7.42%	6.80%
Sunrise	New York	100	100	112.7	108.6	7.06%	7.06%
Topanga	Los Angeles	100	100	736.9	802.4	6.34%	6.20%
Trumbull	Connecticut	100	100	257.7	295.0	7.50%	7.29%
UTC	San Diego	50	50	192.8	198.6	6.00%	5.70%
Valencia Town Center#	Los Angeles	50	50	117.4	117.4	7.20%	7.20%
Valley Fair	Northern California	50	50	504.0	510.1	6.19%	5.86%
Vancouver	Washington	100	100	138.0	146.0	6.70%	6.58%
West Covina	Los Angeles	100	100	280.1	280.1	6.50%	6.50%
Westland	Florida	100	100	130.0	138.1	7.00%	5.78%
Wheaton	Maryland	100	100	231.5	297.4	8.71%	7.11%
Total United States portfolio in US$				**14,501.5**	**15,548.5**		
Exchange rate				0.8135	0.6897		
Total United States portfolio in A$				**17,826.1**	**22,543.9**	**6.8%**	**6.5%**

* Includes San Francisco Centre at 100% and San Francisco Emporium at 50%.

Centres currently under redevelopment

Redevelopment completed during the year

82-35029

26 August 2009

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

SUPPL

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
Notice for the purpose of Subdivision 12-H of Schedule 1 of the Tax Administration Act
Distribution for the six months ended 30 June 2009

Attached are notices for the purpose of Subdivision 12-H of Schedule 1 of the Tax Administration Act for the distribution for the six months ended 30 June 2009 for Westfield Trust and Westfield America Trust in respect of ordinary units.

Yours faithfully

Simon Tuxen
Company Secretary

Encl.

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

WESTFIELD TRUST
Notice for the purpose of Subdivision 12-H of Schedule 1 of the Tax Administration Act
ORDINARY UNITS
Distribution for the six months ended 30 June 2009

Set out below are the components of the distribution for the six months ended 30 June 2009. The distribution rate is 28.00 cents per unit and will be paid to Members on 31 August 2009.

These components are provided solely for the purposes of subdivision 12-H of the *Taxation Administration Act 1953* (Cth), and should not be used for any other purpose.

Components	Cents per ordinary unit
Other Australian Taxable Income	12.32836
Capital Gain – Discount Method (grossed up) (on Taxable Australian Property)	0.07687
Fund Payment	**12.40523**
Australian Interest Income	0.10879
Australian Dividend Income	0.00000
Foreign Source Income	0.38394
Tax Deferred Amount	15.10204

Westfield Trust declares that it is a managed investment trust for the purposes of Subdivision 12-H of Schedule 1 of the *Taxation Administration Act 1953* (Cth) in respect of the income year ended 31 December 2009.

For the purposes of Subdivision 12-H of Schedule 1 of the *Taxation Administration Act 1953* (Cth), this distribution includes a 'fund payment' amount of 12.40523 cents per ordinary unit in respect of the income year ending 31 December 2009.

This distribution includes 0.038435 cents of discount capital gain on Taxable Australian Property, grossed up to 0.07687 for Subdivision 12-H purposes.

Australian resident members should not rely on this notice for the purposes of completing their income tax returns. Details of the full year components of distributions will be provided in the annual tax statement which will be sent to Members in July 2010.

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

WESTFIELD AMERICA TRUST
Notice for the purpose of Subdivision 12-H of Schedule 1 of the Tax Administration Act
ORDINARY UNITS
Distribution for the six months ended 30 June 2009

Set out below are the components of the distribution for the six months ended 30 June 2009. The distribution rate is 19.00 cents per unit and will be paid to Members on 31 August 2009.

These components are provided solely for the purposes of subdivision 12-H of the *Taxation Administration Act 1953* (Cth), and should not be used for any other purpose.

Components	Cents per ordinary unit
Other Australian Taxable Income	0.14313
Fund Payment	**0.14313**
Australian Interest Income	0.46346
Australian Dividend Income	0.00000
Foreign Source Income	1.21444
Tax Deferred Amount	17.17897

Westfield America Trust declares that it is a managed investment trust for the purposes of Subdivision 12-H of Schedule 1 of the *Taxation Administration Act 1953* (Cth) in respect of the income year ended 31 December 2009.

For the purposes of Subdivision 12-H of Schedule 1 of the *Taxation Administration Act 1953* (Cth), this distribution includes a 'fund payment' amount of 0.14313 cents per ordinary unit in respect of the income year ending 31 December 2009.

This distribution does not include any amount of discount capital gain.

Australian resident members should not rely on this notice for the purposes of completing their income tax returns. Details of the full year components of distributions will be provided in the annual tax statement which will be sent to Members in July 2010.

82-35029

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

1 September 2009

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

SUPPL

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICES UNDER ASX LISTING RULE 3.19A

We enclose Appendix 3Y notices (Change of Director's Interest Notice), as required under Listing Rule 3.19A for Mr David Gonski AC and Mr John McFarlane, directors of the Westfield Group companies.

The notices are in respect of recent acquisitions of WDC stapled securities in the Westfield Group as a result of the directors' participation in the Westfield Group Distribution Reinvestment Plan.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Michael Gonski
Date of last notice	2 March 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest is through private companies, Gallium Pty Limited, Sarai Pty Limited, Donalisa Pty Limited and Patjon Pty Limited <DMG Superannuation Fund>
Date of change	31 August 2009 as a result of the operation of the Westfield Group Dividend Reinvestment Plan
No. of securities held prior to change	234,701
Class	WDC
Number acquired	David Michael Gonski – 386 Gallium Pty Limited – 3,191 Sarai Pty Limited – 2,242 Patjon Pty Limited <DMG Superannuation Fund A/C> - 2,537
Number disposed	-

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12.04 per WDC stapled security
No. of securities held after change	243,057
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John McFarlane
Date of last notice	18 May 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ballimore Pty Limited <Superannuation Fund A/C>
Date of change	31 August 2009 as a result of the operation of the Westfield Group Dividend Reinvestment Plan
No. of securities held prior to change	50,000
Class	WDC
Number acquired	1,951
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12.04 per WDC stapled security

+ See chapter 19 for defined terms.

82-35029

No. of securities held after change	51,951
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

82-35029

31 August 2009

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NUMBER OF STAPLED SECURITIES ISSUED PURSUANT TO WESTFIELD GROUP DISTRIBUTION REINVESTMENT PLAN

We advise that 31,321,937 ordinary stapled securities (**New Securities**) are to be issued pursuant to the Westfield Group Distribution Reinvestment Plan (**DRP**). An Appendix 3B is attached. There has been no scale back of participation under the DRP.

The New Securities will rank for distributions from 1 July 2009. As such, the new securities will be entitled to full distribution for the period ending 31 December 2009. In all respects, the New Securities will rank equally with all other ordinary stapled securities on issue and trade under the code "WDC".

The Westfield Group confirms the following:

Number of Securities Issued	Issue Price per Security	Total Consideration
31,321,937	$12.04	$377,116,121

The cost base of a DRP security is as follows:

Westfield Holdings Limited Share	Westfield Trust Unit	Westfield America Trust Unit	Total
$0.56	$8.59	$2.89	$12.04

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

RECEIVED
2009 SEP 15 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	31,321,937
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary stapled securities.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$12.04 per stapled security.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued pursuant to the Westfield Group Distribution Reinvestment Plan and will be used to provide additional working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 August 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	2,307,770,787	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,661,209	Options (Westfield America Trust)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to the Westfield Group's half year results announcement on 26 August 2009 for a change in the distribution payout level.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 31 August 2009

Print name: Simon Julian Tuxen

== == == == ==

+ See chapter 19 for defined terms.